United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  November 2002

                        Valley of the Doce River Company
                 (Translation of Registrant's name in English)

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   (Check One) Form 20-F  X   Form 40-F
                                         ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       (Check One) Yes       No  X
                                       ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                           This Form 6-K contains the following:

                                                              Sequential
                                                                 Page
    Item                                                        Number
    ----                                                        ------
1. Press Release titled "Companhia Vale do Rio Doce
            Third Quarter Performance in 2002;
            US GAAP" dated November 13, 2002.................      1

2. Third Quarterly Financial Statements; US GAAP.............    F-1



This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP


www.cvrd.com.br


CVRD
Investor Relations

Roberto Castelio Branco
Andreia Reis
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel. (5521) 3814-4540
rio@cvrd.com.br

Companhia Vale do Rio Doce
PRESS RELEASE 3Q02

COMPANHIA VALE DO RIO DOCE
THIRD QUARTER PERFORMANCE IN 2002

THE FINANCIAL AND OPERATIONAL INFORMATION CONTAINED IN THIS PRESS RELEASE, EXCEPT WHETHER OTHERWISE INDICATED, IS BASED ON CONSOLIDATED FIGURES, ACCORDING TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US
GAAP). THE MAIN SUBSIDIARIES OF CVRD WHICH FORM PART OF THESE CONSOLIDATED FIGURES ARE: RDME, SIBRA, FERTECO, URUCUM MINERACAO, PARA PIGMENTOS, DOCENAVE, ALUVALE, ALUNORTE, FLORESTAS RIO DOCE, CELMAR, RIO DOCE EUROPA, ITACO, CVRD OVERSEAS AND RIO DOCE FINANCE INTERNATIONAL.


Rio de Janeiro, 13 November 2002 - Companhia Vale do Rio Doce (CVRD) has reported accumulated net earnings in the first nine months of the year of US$ 111 million, the equivalent of US$ 0.29 per share, compared to US$ 585 million in the same period a year earlier. In the third quarter of 2002 (3Q02), it obtained a loss of US$ 150 million, corresponding to US$ 0.39 per share.

The depreciation of the Real (BRL) against the US dollar (USD) was the main factor behind this quarterly loss, due to the strong impact on net liabilities in foreign currency.

The BRL/USD exchange rate on the last day of 3Q02, relevant for the calculation of the exchange rate effect on net foreign exchange liabilities, was BRL 3.8949/USD, up 36.9% relative to the rate recorded on the last day of 2Q02, of BRL 2.8444/USD. The average daily exchange rate in 3Q02, which affects CVRD's cash flow and operating income, was BRL 3.1227/USD, a 25% increase over the previous quarter, of BRL 2.4408/USD.

CVRD's cash flow is positively correlated to the appreciation in the USD against the BRL, due to the asymmetry between revenues and expenses in regard to currency composition. For example, in the first nine months of 2002 84% of gross revenues were denominated in USD while 72% of the cost of goods sold (COGS) was denominated in BRL.

The Board of Directors of CVRD has approved the payment of interest on shareholders equity of R$ 2.68 per share, totalling R$ 1.029 billion, which will be paid out from December 10, 2002. Therefore, in this year CVRD will have distributed to its shareholders R$ 4.985 per share, totalling R$ 1.915 billion, taking into account the amount of R$ 2.305 per share paid from April 30, 2002. The average dividend yield in USD of CVRD's shares in the period 1997/2001 was 6.5%, 120 basis point higher than the average yield of 10 year U.S. Treasury Bonds. For 2002, it is estimated that the dividend yield will be close to the average of the last five years.

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

Gross revenues in the third quarter amounted to US$ 1.133 billion, up by 5.8% compared with 2Q02, and 6.4% compared with the same quarter a year earlier. Revenues for the first nine months of the year amounted to US$ 3.191 billion,

Cash generation as measured by EBITDA (earnings before interest, taxes, depreciation and amortization) amounted to US$ 483 million in 3Q02, 5.9% higher than in 2Q02 and 1.8% lower than in 3Q01. EBITDA for the first nine months of the year amounted to US$ 1.383 billion.

Free cash flow, after investments, was US$ 541 million in 3Q02, amounting to US$
1.069 billion in the year. Capital expenditures of CVRD totalled US$ 195.7 million and US$ 615.7 million in the first nine month of 2002.

The iron ore and pellets volume shipped amounted to 42.388 million tons, a new quarterly record, up 3.1% on 2Q02 and up 11.4% on 3Q01. Sales volume for the first nine months of 2002 amounted to 120.2 million tons.

By the same token, general cargo transportation (cargo other than iron ore and pellets) set a new quarterly record. CVRD's railroads (Carajas and Vitoria a Minas) transported 3.89 billion net ton kilometres (ntk).

During the first nine months of the year 10.946 billion ntk were transported compared to 9.770 billion in the same period in 2001, therefore showing an increase of 12%. This performance began to reflect focus on maximising the use of transportation assets, which is being achieved through greater integration between CVRD's own assets, exploitation of intermodal connections and the offering of new services, such as the scheduled trains.

At the end of 3Q02, CVRD's total debt amounted to US$ 3.579 billion, down from the level of US$ 3.914 billion on June 30, 2002. Debt leverage and interest coverage indicators continued at comfortable levels. On September 30, 2002, total debt was 2.02 times LTM EBITDA and equivalent to 29% of the Company's total assets, while in 3Q02, EBITDA was 9.29 times interest expenses.

RELEVANT EVENTS

CORPORATE GOVERNANCE

Continuing the implementation of the Corporate Governance model announced in October 2001, which is based on the principles of transparency in the decision-making process and the definition of clear roles and responsibilities, CVRD has been developing new initiatives designed to improve Corporate Governance practices. These efforts seek to emphasize the transparency of information and the protection of investors' rights.

At the end of July 2002, the Company announced its DISCLOSURE POLICY, in accordance with the best investor relations practices, with the main aim of presenting a global and simultaneous spread of information to capital markets and minimising the risk of an information imbalance.

Today, the Company is releasing three important documents.


 1. DIVIDEND POLICY, which has two basic objectives: (a) increase predictability in the distribution of dividends and/or interest on shareholders equity; (b) increase the correlation between the remuneration to shareholders and free cash flow performance, linking this policy more closely to the Company's financial management. The reduction in uncertainty is to be achieved by the announcement, until January 31 of each year, of a minimum amount per share, denominated in USD, to be paid to shareholders in April and October. Thus the distribution periodicity will be known and the exchange rate risk for investors not resident in Brazil will be eliminated, an innovative and a pioneering move by CVRD in shareholder remuneration policy in Latin America.

                                                                               3
Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

 2. SECURITIES TRADING POLICY, which specifies the occasions when, and the mechanisms through which the Company's executives can trade securities issued by CVRD and its subsidiaries, seeking to minimize the possible use of privileged information for personal benefit.

 3. CODE OF ETHICS AND STANDARDS OF PROFESSIONAL CONDUCT FOR MEMBERS OF THE FINANCIAL AREA, which defines a code of conduct of the highest ethical standards for the professionals in this area of the Company, who in their business activities deal with privileged information and large sized financial transactions.

RISK MANAGEMENT

The Board of directors of CVRD approved prudential rules for financial investments (cash management) and commercial risk management criteria.

DIVESTITURES

The sale of the assets of Florestas Rio Doce was completed for US$ 52.3 million, resulting in a capital gain of US$ 49 million. This transaction concludes the divestiture of CVRD's pulp and paper assets, as determined by its strategic directives. The forestry assets of Celmar are likely to be used in projects linked to the mining and metals businesses, which are currently under analysis.

SHAREHOLDERS DEBENTURES

On October 4, 2002 the CVM (the Brazilian Securities Commission) authorised the registry with the SND - Sistema Nacional de Debentures (the National Debenture System), of Shareholders Debentures that were issued by CVRD at the time of its privatization in 1997 as a way of guaranteeing to all its shareholders prior to privatization, including the Brazilian government, the right to participate in the net revenues derived from the exploration of specific mineral deposits of the Company and some of its subsidiaries. From October 28, 2002, the trading of these securities was authorised by the SND. More detailed information on these debentures can be found on CVRD's website (www.cvrd.com.br), Investor Relations section under Shareholders Information, Debentures.

PUBLIC OFFERING FOR THE PURCHASE OF SHARES IN COMPANHIA PAULISTA DE FERRO LIGAS

On November 26, 2002 at 1.30 p.m. on Bovespa - Sao Paulo Stock Exchange, an auction will be held to repurchase shares of Companhia Paulista de Ferro Ligas, a ferro-alloys company controlled by CVRD. The purpose of this transaction is to acquire the remaining 6% of the capital still owned by minority shareholders, and subsequently delist the company. The price of the offer is R$ 15.80 per share, corrected by the variation in the TR index (reference rate) calculated pro rata die, from September 2nd, 2002 to the date of settlement of the auction held on Bovespa. The price set incorporates a 45.5% premium to the average trading price of the shares over the thirty trading days prior to the price being set and a premium of 7.9% over the book value of the shares as at June 30th, 2002.

THE SHORT TERM OUTLOOK

Recent statistics reveal that the global economy is recovering much more slowly than had been expected at the beginning of the year. Probably 2003 will be the third year running of growth below the long term trend in the global economy, which has progressed over the past three decades at an average annual rate of 3.5%. This is due, in large part, to the absence of an engine to lead global economic expansion.

This role was played in the latter half of the nineties by the US, responsible for 40% of global economic growth in this period. Despite the fact that US GDP grew by 3.1% in 3Q02, the outlook is not good. A substantial part of this expansion in 3Q02 was explained by a rise in car sales, stimulated by aggressive incentive policies, and leading indicators of economic activity have been suggesting a slowdown in the

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

growth rate. This situation has led the Federal Reserve Bank to cut the short term interest rate by 50 basis points to 1.25% per year, the lowest rate in nominal terms since 1961.

In the Eurozone, economic growth has been extremely modest and future expectations are pessimistic. Recently, the IMF revised its predictions for Euroland GDP growth to 0.75% in 2002 and 2% in 2003. In Japan, the recovery driven by external demand has losed steam. The behaviour of leading indicators suggest that the fragile Japanese recovery has already reached its peak and a return to recession has become increasingly probable.

China appears as an oasis of prosperity in this low expansion environment. Export growth, investment in infrastructure and foreign direct investment are fuelling GDP growth of 8% a year in that country. One of the consequences of the rapid growth in China is its economy's increasing influence on mining and metals markets, such as iron ore, steel, alumina, copper and aluminum.

Global steel production is rising at growing rates this year. In the first nine months of 2002, steel output was up by 5.1% in relation to the same period in 2001, and September showed an increase of 8.5% on the same month in the previous year.

The current dynamism in the steel market has therefore been not only directly affected by China, whose steel production is expanding at 25% a year, but also indirectly by growth in its imports, which amounted to 17.2 million tons between January and September, and are mainly supplied by Japan.

The International Institute for Steel and Iron (IISI) projects a 4.2% growth in the steel global demand in 2002 and 4.9% in 2003, based mainly in the strong Chinese demand expansion.

At the same time, there was a substantial recovery in the price of steel products, the CRUspi index showing a variation of 35.6% between December 2001 and the end of October this year. Usually, the steel prices recovery cycle takes from 15 to 18 months.

The pace in the seaborne demand for iron ore and pellets has seen an upturn, with an expected increase of 20 million tons for 2002 for a forecast total of 470 million tons. The Company expects a continuation of this strong demand and that the seaborne market will reach 490 million tons in 2003.

Chinese imports in the period January to September rose 23.8% in relation to 2001, rising from 67.1 million tons to 83.1 million tons. It is very probable that the estimate of 110 million tons for 2002 will be met. In the first nine months of the year, CVRD's market share in China was 16%. Japan, the world's largest importer of iron ore, purchased 95.7 million tons in the first nine months of the year, compared to 94.8 million in 2001.

The rise in the cost of maritime freight, also widening the freight spreads for iron ore shipped from Brazil to China, and that shipped from Australia to China, by some US$ 2.50 per ton, in large part reflected the strong Chinese demand for iron ore. In the iron ore upcycle freight spreads tend to widen, and vice-versa.

The growing sophistication in Chinese steel plants, seeking to mix their domestic ore which has a low iron content and a high level of impurities with high quality ore, is favouring, and should continue to favour CVRD, a high quality ore supplier. The difference in quality represents an important compensating factor in offsetting the competitive disadvantage of geographical distance.

In the case of aluminum, despite the recovery in demand, there has been excessive growth in global supply. This is because various aluminum smelters, which were shut down during the power crisis on the Pacific Northwest, have re-started operations, causing a build-up in stock levels and keeping prices relatively low.

Furthermore, the global production capacity of primary aluminium is likely to increase by approximately 2.5 million tons between 2003 and 2005, which will probably prevent any vigorous price recovery,

                                                                               5
Companhia
Vale do Rio Doce                                                    US GAAP 3Q0

possibly forcing the closure of smelters with a high cost of production. In this context, Albras, one of the lowest cost producers in the world, should continue to obtain good profit margins.

Alumina, CVRD's strategic focus in this segment, is likely to benefit from expected growth in Chinese imports and the expansion in production capacity of primary aluminum by companies who do not have sufficient domestic supplies of this raw material. In January 2003, Alunorte's stage 3 should begin to operate, increasing its annual nominal production capacity to 2.4 million tons. Alunorte nominal production capacity can be expanded up to 6.1 million tons of alumina per year.


REVENUES AND SALES VOLUMES

Sales volume of iron ore and pellets in 3Q02 reached a record level of 42.388 million tons, surpassing the previous record of 41.098 million tons achieved in 2Q02. In the first nine months of 2002, shipments totalled 120.2 million tons, an increase of 8.5% compared to the same period a year earlier.

The average iron ore and pellets sales prices in the quarter were US$ 15.23 per ton and US$ 30.54 per ton, respectively.

Pellet sales amounted to 4.847 million tons, down 1.9% on the previous quarter but 9.4% higher YoY. In 3Q02 CVRD purchased 2.749 million tons from its pellet joint ventures for resale to its customers. In 2Q02 these purchases amounted to
3.049 million tons, while the total for the first nine months of the year amounted to 7.568 million tons, compared to 7.553 million tons in the same period of last year.

Iron ore volumes sold by CVRD Parent Company to China totalled 13.6 million tons in the first nine months of the year, up 18.3% compared to the same period in 2001. The Chinese market in 2002 became the Parent Company's second largest market, accounting for 13% of sales, being only exceeded by the Brazilian domestic market, with 15%.


                   CONSOLIDATED SALES OF IRON ORE AND PELLETS

                                                                                      thousand tons
                  3Q 01            %           2Q 02                %      3Q02                  %
---------------------------------------------------------------------------------------------------
Iron Ore         33,624          88.4%        36,159            88.0%    37,541              88.6%
Pellets           4,430          11.6%         4,939            12.0%     4,847              11.4%
Total            38,054         100.0%        41,098           100.0%    42,388             100.0%


Sales of manganese and ferro-alloys also saw a good performance in 3Q02. 213,000 tons of manganese were sold compared to 120,000 in 2Q02 and 352,000 in 3Q01, when due to power rationing in Brazil, CVRD was forced to cut production of ferro-alloys and sell most of its manganese production in the market.
Ferro-alloys sales totalled 176,000 tons in 3Q02, compared to 93,000 tons in 2Q02 and 135,000 tons in 3Q01.

Railroad general cargo transportation for customers achieved a new record in 3Q02, with the shipment of 3.89 billion net ton kilometres (nkt), 6.4% higher than in 2Q02 and 16.5% higher than in 3Q01. In the first nine months of the year, CVRD's railroads (EFVM and EFC) transported 10.946 billion nkt of general cargo, compared to 9.777 billion nkt in the same period in 2001. Part of this growth is explained by CVRD's increased participation in the transport of agricultural products, particularly grains, an operation that has made the integration between CVRD's transportation assets of particular importance, on such links as FCA - EFVM - the Port of Tubarao, as well as Norte Sul Railroad (state owned railway network operated by CVRD) - EFC - the Port of Ponta da Madeira.

FCA, a railroad in which CVRD is a shareholder, as well as being the operator, transported 2.209 billion ntk in 3Q02 compared to 2.253 billion ntk in 2Q02 and
2.167 billion ntk in 3Q01.

                                                                               6
Companhia
Vale do Rio Doce                                                    US GAAP 3Q0


Railroad's productivity indic ators showed an improvement in the quarter. EFVM transported 0.96 million ntk per locomotive in service, per day, compared to
0.95 million in 2Q02, while for EFC this index remained constant at 1.91 million ntks. The fleet of waggons was more intensively used for general cargo on both railroad networks. EFVM transported 5,540 ntk per waggon in service per day in 3Q02 compared to 4,810 in 2Q02 and EFC, 16,340 ntk compared to 15,960 ntk in 2Q02.

                      GENERAL CARGO RAILROAD TRANSPORTATION

                                                                                   million ntk

                             1Q 01     2Q 01     3Q 01     4Q 01     1Q 02     2Q 02     3Q 02
EF Vitoria a Minas           2,643     2,890     2,844     2,791     2,737     2,807     3,049
EF Carajas                     356       543       494       423       664       848       841
Total                        2,999     3,433     3,338     3,214     3,401     3,655     3,890

Ferrovia Centro Atlantica    1,962     2,236     2,167     1,993     1,832     2,253     2,209



                       SALES VOLUME - CARGO TRANSPORTATION

                                             thousand tons
                             1Q 02     2Q 02     3Q 02
Railroads                   12,152    12,818    13,525
Ports                        4,412     9,345     8,950
Shipping                       658       338     2,786

Gold sales fell sharply due to the closure of the Igarape Bahia at the end of the last quarter. CVRD, therefore, sold only 63.531 troy ounces of gold in 3Q02 compared to 111.854 in 2Q02 and 144.295 in 3Q01.

Third quarter sales of alumina, by Alunorte, with an average price of US$ 170.13 per ton, amounted to 348,000 tons. In the first nine months of the year, Alunorte sold 1.219 million tons at an average price of US$ 165 per ton. However, the operating and financial results of this company only became part of the consolidated figures from 3Q02.

Potash sales totalled 223,000 tons, 16.1% higher QoQ and 79.8% higher YoY. The Taquari-Vassouras mine is operating at full capacity - 600,000 tons per year - and all production for the year 2002 has already been pledged to clients, a performance caused by the strong growth in Brazil's agricultural sector.


                          VOLUME SOLD - OTHER PRODUCTS

                                            thousand tons
                             3Q 01     2Q 02     3Q 02
Gold (troy ounces)         144,295   111,854    63,531
Manganese                      352       120       213
Ferro-alloys                   135        93       176
Alumina                         42       106       348
Aluminum                        35        53        49
Bauxite                        162       407       398
Potash                         124       192       223
Kaolin                          69        60       112



Gross operating revenues totalled US$ 1.133 billion in 3Q02, up 5.8% compared to the previous quarter and 6.4% higher than in 3Q01. In the first nine months of 2002, revenues generated amounted to US$ 3.191 billion compared to US$ 3.099 billion in the same period a year earlier.

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02


Sales of iron ore accounted for 47.6% of total revenue, pellets 15%, transportation services 11.3%, products in the aluminum chain (bauxite, alumina and primary aluminum) 12.7%, manganese and ferro-alloys 6.9%, potash 2.4% and gold 1.9%.

Despite the growth in logistics activities, as mentioned earlier, revenues from this business have been falling in USD terms, from US$ 142 million in 3Q01 to US$ 131 million in 2Q02 and US$ 128 million in 3Q02. This is due to the sharp depreciation in the BRL, given that logistics is a local business and the prices of its services are quoted in local currency.

CVRD has stakes in two hydroelectric plants under operation: Igarapava (38.15%), with installed capacity of 210 MW, and Porto Estrela (33.33%), with installed capacity of 112 MW, both located in the state of Minas Gerais. CVRD's take in Igarapava is dedicated to supply the energy needs of the Southern System, contributing to cost reduction, while the energy produced by Porto Estrela is sold in the market. In the first nine months of 2002, revenues derived from energy sales amounted to US$ 4 million.


                                        GROSS REVENUE BY PRODUCT
                                                               US$ million
                                   3Q 01          %    2Q 02          %    3Q 02          %
Iron Ore                             451      42.3%      557      52.0%      539      47.6%
Pellets                              230      21.6%      146      13.6%      170      15.0%
Gold                                  40       3.8%       35       3.3%       21       1.9%
Transportation                       142      13.3%      131      12.2%      128      11.3%
Aluminum, Alumina and Bauxite         63       5.9%       98       9.2%      144      12.7%
Manganese and Ferro-alloys            87       8.2%       65       6.1%       78       6.9%
Potash                                17       1.6%       24       2.2%       27       2.4%
Kaolin                                 9       0.8%        9       0.8%       13       1.1%
Wood and Pulp                         12       1.1%        2       0.2%        -       0.0%
Others                                14       1.3%        4       0.4%       13       1.1%

Total                              1,065     100.0%    1,071     100.0%    1,133     100.0%



                                    GROSS REVENUES BY DESTINATION
                                                                              US$ million
                                   3Q 01          %    2Q 02         %     3Q 02          %
Domestic Market                      344      32.3%      345     32.2%       391      34.5%
Foreign Market
  United States                      115      10.8%       30      2.8%        70       6.2%
  Europe                             202      19.0%      384     35.9%       379      33.5%
  Middle East and Africa               3       0.3%       35      3.3%        51       4.5%
    Japan                            130      12.2%       69      6.4%        63       5.6%
  Asia except Japan                  207      19.4%      142     13.3%       117      10.3%
  Latin America and others            64       6.0%       66      6.2%        62       5.5%

Total                              1,065     100.0%    1,071    100.0%     1,133     100.0%




       EXCHANGE RATE VOLATILITY CAUSES LOSSES IN 3Q02

The negative impact of the sharp devaluation in the BRL against the US dollar on net liabilities in foreign currency, of US$ 511 million, was higher than the operating profit of US$ 400 million, and was the determining factor in causing the loss of US$ 150 million in 3Q02.

In comparison with 2Q02, there was a reduction in COGS of US$ 44 million. This was influenced by the fall in payroll expenses of US$ 17 million, the drop in product purchases expenses (iron ore, pellets,

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02
bauxite and primary aluminum) of US$ 82 million and a reduction in depreciation and depletion provisions of US$ 48 million. On the other hand, the cost of contracted services increased by US$ 69 million.

The sale of the assets of Florestas Rio Doce in September generated a capital gain of US$ 49 million.

Sales, general and administrative expenses of US$ 79 million were up US$ 15 million in 3Q02, compared to the previous quarter. A provision for the distribution of a bonus to employees of approximately US$ 14 million also contributed to the rise in expenses.

Non-operational expenses, of US$ 46 million, included the reversal of a provision for losses in Docenave of US$ 30 million, and on the other hand, a write-off of the premium paid in the acquisition of Caemi of US$ 86 million. The total figure registered under this item was US$ 36 million higher than in the previous quarter.

According to SFAS 142, from 2002 companies are obliged to carry out a revaluation of investments acquired with a premium, as well as other investments in subsidiaries and affiliates.

In the first case, the revaluation - the impairment test - is carried out once a year comparing the fair value, estimated using discounted cash flow models, market capitalization or market multiples, with the book value of the investment, including the premium paid. CVRD has decided to carry out this procedure in the third quarter of each year, using, to estimate a fair value, the discounted cash flow method or market capitalization - for listed companies as Caemi, CST and Usiminas. In carrying out this test in this quarter it has been necessary to write down an amount of US$ 86 million, as goodwill paid for the control of Caemi, as its market value is lower than that accounted for in CVRD's books.

The revaluation of investments in subsidiaries and affiliates which do not carry a premium, is carried out each quarter. If the fair value calculated is lower than the booked value of the investment for three quarters running, the difference is considered to be a loss of a permanent nature, and a corresponding adjustment is subsequently made. In this quarter, none of CVRD's investments fell into this category.

The financial result worsened by US$ 90 million between 2Q02 and 3Q02. Losses from interest derivatives and financial expenses with related parties explain most of the deterioration in this result.

CVRD uses derivative operations to fix the rate of interest payable on its financial obligations contracted at floating rates, as well to protect itself from price fluctuations in commodities such as gold or aluminum. The fall in the Libor rate caused losses of US$ 38 million on operations of interest derivatives, which are marked to market.

In March 2001, CVRD transferred its 10.33% stake in CSN, of US$ 249 million, to Valia, its employee pension fund, cancelling the actuarial debt then existing. The contract between CVRD and Valia guarantees the latter a minimum return from the shares in CSN equal to the variation in the IGP-DI (general domestic price index) plus 6% a year. Bearing in mind that this condition was not satisfied, CVRD made a provision in this quarter of US$ 42 million, classified as a corresponding financial expense. This provision could recur in future quarters if the price performance of CSN shares on BOVESPA is lower than the minimum price guaranteed by CVRD to Valia.

The equity income result was negative in US$ 74 million in 3Q02. The effect of the BRL's depreciation on Albras's debt was the main reason for a negative equity income result of US$ 31 million from the aluminum businesses. Albra's total debt on September 30, 2002 was US$ 519 million, from which only 3.9% was short term. Its debt is decreasing over the time, passing from US$ 704.6 million on 1Q01 to US$ 519.0 million on 3Q02, representing a reduction of US$ 185.5 million.

The logistics area also had a negative contribution of US$ 28 million to the equity income result due to the impact o the BRL depreciation on the debt of FCA, MRS and Sepetiba Tecon.

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

CASH GENERATION

In 3Q02 CVRD generated EBITDA of US$ 483 million, up 5.9% in relation to the previous quarter and slightly lower, 1.8%, compared to 3Q01. EBITDA accumulated in the first nine months of the year amounted to US$ 1.383 billion, compared to US$ 1.387 billion in the same period a year earlier.

EBITDA margin amounted to 44.1% in 3Q02, compared to 44.4% in 2Q02 and 47.7% in 3Q01, reflecting the capacity of CVRD in converting revenues into operational profit.

Adjustment for non-cash items amounted to US$ 22 million, consisting principally of contingency provisions (US$ 13 million) and a special retirement plan (US$ 7 million). US$ 17 million was received in dividends from non-consolidated companies, which decreased US$ 13 million when compared to 2Q02.

The increase of US$ 27 million in EBITDA in relation to 2Q02 was in large part due to a rise of US$ 67 million in net operating revenues and a reduction of US$ 44 million in COGS.

EBITDA produced from the ferrous minerals businesses in 3Q02 represented 76.8% of the total. The aluminum division, with the consolidation of Alunorte, generated 8.9% of the EBITDA, non ferrous minerals, 5.4%, logistics, 7% and others, 1.9%.

Free cash flow, after investments, is growing quarter after quarter during 2002. It increased from US$ 140 million in 1Q02 to US$ 388 million in 2Q02 and US$ 541 million in 3Q02, totalling US$ 1.069 billion in the year.

                               EBITDA COMPOSITION
                                                               US$ million
                                                               -----------
                                                                     3Q 02
                                                                     -----
     Net Operating Revenues                                         1,094
     COGS                                                           (550)
     SG&A                                                            (79)
     Research and Development                                        (15)
     Other Operational Expenses                                      (50)
     Adjustment for Exceptional Non-Cash Items                         22
       Provision for Contingencies                                     13
       Provision for Early-Retirement Programs                          7
       Pension Funds                                                    2
       Tax                                                            (3)
       Write-off Assets                                                 3
     EBIT                                                             422
     Depreciation, Depletion and Amortization                          44
     Dividends Received                                                17
     EBITDA                                                           483


                               DIVIDENDS RECEIVED
                                                              US$ million
                                                              -----------
                                                                    3Q 02
                                                                    -----
MRN                                                                    9
Usiminas                                                               2
CSI                                                                    6
TOTAL                                                                 17

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

DEBT

CVRD'S total debt fell by US$ 335 million in 3Q02, to US$ 3.579 billion on September 30, 2002, with the payment of various obligations that fell due in this period.

The Company's cash availabilities dropped by US$ 170 million in the period, to US$ 1.402 billion at the end of 3Q02, a lower amount than that spent on paying down debt and on investments carried out in the quarter, US$ 195.7 million.

Indicators for debt leverage and interest coverage remained at comfortable levels, reflecting the Company's good financial health. Total debt was equal to
2.02 times LTM EBITDA and 29% of the value of CVRD's total assets (enterprise value). EBITDA generated in the quarter was equivalent to 9.29 times interest paid in the same period.

                                 DEBT INDICATORS
                                                                  US$ million
                                                                  -----------
                                           3Q 01        2Q 02           3Q 02
                                           -----        -----           -----
Gross Debt                                 3,143        3,914           3,579
Net Debt                                   1,435        2,342           2,177
Gross Debt / LTM EBITDA                    1.72x        2.17x           2.02x
EBITDA / Interest Coverage                 N.A.         7.35x           9.29x
Gross Debt / Total Assets                  0.29x        0.27x           0.29x


CAPITAL EXPENDITURES

In the third quarter of 2002, CVRD carried out investment of US$ 195.7 million, bringing the accumulated total for the first nine months of the year to US$
615.7 million. This amount includes disbursements for the acquisition of stakes from Anglo American in the Salobo Copper Project (US$ 50.4 million) and from Mineracao Rio do Norte in Alunorte (US$ 42 million), as well as the purchase of full control in Mineracao Vera Cruz (US$ 2.2 million), holder of the mining rights on bauxite reserves in the Paragominas, in the state of Para. The data reported refers to investment carried out by CVRD and its subsidiaries Aluvale, Alunorte and Ferteco, not including, therefore, the capital expenditure by other companies consolidated under the US GAAP method.

Bearing in mind that the Company has an extensive range of projects in its main business areas, which are scheduled to enter into operation between 2003 and 2007, and will require capital expenses of an estimated US$ 6 billion, more than 60% of the amount invested in 3Q02, US$119.2 million, was allocated to greenfield and brownfield capacity expansion.

Of this sum, US$ 28 million was directed to the ferrous segment, the main investments being in the infrastructure needed for the good functioning of the new pellet plant at Sao Luis (US$ 16.5 million), and the last steps in the enlarging of iron ore production capacity in the Northern System to 56 million tons. This includes construction of Pier III at Ponta da Madeira and the construction and enlargement of the iron ore stock yards, which in 3Q02 received investment of US$ 5.7 million and US$ 1.8 million, respectively.

The Sossego and Salobo copper projects were responsible for investment of some US$ 28 million. Work on the Sossego project began in April 2002 and is progressing according to schedule. The current phase of copper's economic cycle, with relatively low prices and little expansion in capacity, contributed to reducing the costs of developing Sossego. At the same time depreciation in real terms, in local currency, has helped further to reduce the dollar equivalent cost of this investment, seeing that only 25% of the capital expenditure planned is actually denominated in US dollars. Therefore, these two factors could reduce the amount spent on the project, compared with the initial budget of US$ 384 million.

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

In the non-ferrous minerals segment, US$ 2.6 million was invested in enlarging the production capacity of the Taquari-Vassouras potash mine. The brownfield expansion to 850,000 tons a year is scheduled to come on stream in the middle of 2005.

Our hydroelectric generation projects have required investment of US$ 17.5 million in the quarter. Most of this was dedicated to the building of the hydro-electric plants at Aimores (US$ 8.4 million), Funil (US$ 5.2 million) and Candonga (US$ 2.5 million). The Funil plant, located in the state of Minas Gerais, which has an installed capacity of 180 MW, is programmed to start up in December 2002.

US$ 8.5 million was invested in the logistics segment, mainly in the purchase of locomotives and the enlarging of capacity to handle general cargo in the Southern System.

US$ 34 million was invested in Alunorte, in the project to expand capacity at its plant to 2.4 million tons a year of alumina (Module 3). In the first nine months of 2002, investment in this project amounted to US$ 121 million. The alumina refinery is scheduled to start operations in stage 3 from January 2003.

Maintenance costs for existing operations in 3Q02 amounted to US$ 44.6 million.

The Company invested US$ 9.5 million in mineral exploration, continuing its prospecting for new deposits of copper, nickel, gold, platinum and zinc, among others. In addition to this, US$ 2.7 million was spent on information technology and US$ 1.1 million on environmental protection measures.

                              CAPITAL EXPENDITURES - 3Q 02

By business area                   US$                                                 US$           %
                                 million             % By category                   million

Ferrous Minerals                   72.3       36.9%  Capital Injections               14.9         7.6%
Logistics                          24.5       12.5%  Maintenance                      44.6        22.8%
Non-Ferrous Minerals               40.6       20.8%  Projects                        119.1        60.9%
Energy                             17.8        9.1%  Mineral Exploration               9.5         4.8%
Aluminum                           34.7       17.7%  Environment                       1.1         0.6%
Others                              3.6        1.8%  Information Technology            2.7         1.4%
Total                             193.5       98.9%  Technological Research            1.6         0.8%
Acquisitions                        2.2        1.1%  Total                           193.5        98.9%
Total                             195.7      100.0%  Acquisitions                      2.2         1.1%
                                                     Total                           195.7       100.0%


                             CAPITAL EXPENDITURES - 9M 02

By business area                   US$                                                 US$           %
                                 million             % By category                   million

Ferrous Minerals                  273.3       44.4%  Capital Injections               25.8         4.2%
Logistics                          63.3       10.3%  Maintenance                     139.1        22.6%
Non-Ferrous Minerals               71.3       11.6%  Projects                        315.0        51.1%
Energy                             68.0       11.0%  Mineral Exploration              22.7         3.7%
Aluminum                           34.7        5.6%  Environment                       4.7         0.8%
Others                             10.4        1.7%  Information Technology            9.2         1.5%
Total                             521.1       84.6%  Technological Research            4.6         0.7%
Acquisitions                       94.6       15.4%  Total                           521.1        84.7%
Total                             615.7      100.0%  Acquisitions                     94.6        15.4%
                                                     Total                           615.7       100.0%

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

MINERAL EXPLORATION AND TECHNOLOGY

In 2002, CVRD's mineral exploration and technology activities underwent reorganization, coming under control of the Department for the Development of Mineral Projects. This department aims to develop new businesses and projects for the Company, with a view to its long term growth.

CVRD's mineral exploitation program is distributed into three main areas:
Carajas, other regions in Brazil and abroad. Investment in the first nine months of 2002 amounted to US$ 38 million, including a tranche of US$ 15 million from the BNDES, referring to the Mineral Risk Contract.

This exploration program gives priority to the mineral province of Carajas, where 75% of efforts are concentrated, the main focus being the development of the copper projects (Sossego, 118, Cristalino, Alemao and Salobo), as well as the identification of new deposits of copper and gold. Investment is also being made in the Niquel do Vermelho project, which is in the pre-feasibility stage, with tests ongoing in a pilot plant and actions designed to minimize risk. Additionally, prospecting programs are ongoing in the search for nickel and platinum group metals (PGMs), all still in their initial stages.

In terms of mineral exploration outside Brazil, the initial focus is the copper-bearing province of Cordilheira dos Andes, with opportunities being looked at in Argentina, Chile, Peru and Equador. In this context, CVRD and Antofagasta Plc, one of the main copper producers in Chile, have formed a joint venture company, Cordillera de las Minas S.A., whose aim is to carry out mineral prospecting and extraction in the south of Peru, near Cuzco. The area of interest covers an approximate total of 60,000 square kilometres. Other significant mining enterprises are located in this region and there is a great potential for rich mineral deposits.

 IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                              FINANCIAL STATEMENT
                                                                 US$ million
                                                   3Q 01       2Q 02     3Q 02
Gross Operating Revenues                           1,065       1,071     1,133
Value Added Tax                                     (34)        (44)      (39)
Net Operating Revenues                             1,031       1,027     1,094
Cost of Goods Sold                                 (516)       (594)     (550)
Gross Income                                         515         433       544
Gross Margin (%)                                    50.0        42.2      49.7
SG&A Expenses                                       (95)        (64)      (79)
R&D Expenses                                        (11)        (12)      (15)
Employee Profit Sharing Plan                         (7)           3      (14)
Others                                             (254)        (30)      (36)
Operational Income                                   148         330       400
Financial Income                                      15          44        10
Financial Expenses                                  (72)       (117)     (173)
Foreign Exchange and Monetary Gain (loss)          (351)       (312)     (511)
Gains on sales of investments                        507           -        49
Others                                              (41)        (10)      (46)
Income Taxes - Current                              (31)           3         -
Income Taxes - Deferred                                -         126       148
Equity in Results of Affiliates
  and Joint Ventures                                (22)        (37)        12
Change in Provisions for
   Losses on Equity Investments                     (25)        (45)      (86)
Minority Interests                                     3           4        47
Net Income                                           131        (14)     (150)
Earnings per Share (US$)                            0.34      (0.04)    (0.39)



                                  BALANCE SHEET
                                                                   US$
                                                                   million
                                                   2Q 02           3Q 02
Assets
   Current Assets                                  3,069           2,893
   Long Term Assets                                1,459           1,170
   Permanent Assets                                4,733           3,429
Total                                              9,261           7,492
Liabilities and Stockholders' Equity
   Current Liabilities                             1,915           1,602
   Long Term Liabilities                           3,374           3,282
   Shareholders' Equity                            3,972           2,608
     Capital                                       2,944           2,944
     Reserves                                      1,028           (336)
Total                                              9,261           7,492

                                                                              14
Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

                                                             million US$


                                       Nine months ended September 30
                                                      2002            2001

Cash flows from operating activities:
Net income                                            111             585
Adjustments to reconcile
net income
                           with cash
                           provided by
                           operating
                           activities:
Depreciation, depletion                               171             174
and amortization
Equity in results of affiliates and joint             (4)               8
ventures
Dividends received from affiliates and                 72             112
joint ventures
Change in provision for losses on equity              126              45
investments
Deferred income taxes                               (262)             (2)
Provisions for                                         54              87
contingencies
Loss on disposals of property, plant and               96              69
equipment
Gain on sale of investments                          (49)           (784)
Pension plan                                            8              24
Foreign exchange and monetary (gains)               1.341             616
losses
Unrealized loss on                                     50              38
derivative instruments
Minority interest                                    (50)             (7)
Others                                                195             141
Decrease (increase) in
assets:
Accounts receivable                                 (172)            (78)
Inventories                                          (43)            (17)
Others                                               (84)             (5)
Increase (decrease) in
liabilities:
Suppliers                                            (23)              30
Payroll and related charges                            22              12
Others                                                 39              42
Net cash provided by                                1.598           1.090
operating activities
Cash flows from investing
activities:
Loans and advances
receivable
Related parties
Additions                                            (35)             (4)
Repayments                                             52              69
Others                                                 18               5
Guarantees and deposits                              (61)            (15)
Additions to investments                              (1)            (52)
Additions to property,                              (508)           (444)
plant and equipment
Proceeds from disposals of property,                    2               2
plant and equipment
Proceeds from disposal of                              49             989
assets
Net cash used to acquire                             (45)           (516)
subsidiaries
Net cash used in investing                          (529)              34
activities
Cash flows from financing
activities:
Short-term debt, net                                (143)             133
issuances
Loans
Related parties
Additions                                              32              85
Repayments                                           (29)             (9)
Long-term debt
Related parties                                        11               3
Others                                                661             320
Repayments of long-term
debt
Related parties                                      (15)            (27)
Others                                              (245)           (326)
Interest attributed to                              (329)           (639)
stockholders
Treasury stock                                          -            (18)
Net cash provided by (used in) financing             (57)           (478)
activities
Increase in cash and cash                           1.012             646
equivalents
Effect of exchange rate changes on cash             (727)           (149)
and cash equivalents
                                                    1.117           1.211
Cash and cash equivalents,                          1.402           1.708
end of period
Cash paid during the
period for:
Interest on short-term debt                          (31)            (25)
Interest, net of interest capitalized of            (111)           (116)
$11 in 2002 and $9 in 2001
Income tax                                            (4)            (41)
Non-cash transactions
                           Special                      -             249
                           pension plan
                           contribution
                           in shares of
                           CSN
Exchange of loans receivable for                       40              35
investments

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED
                                                            thousand US$
HISPANOBRAS                   3Q 01                  2Q 02               3Q 02
Sales (thousand                882                    835                 686
tons)
Foreign Market                 422                    355                 166
Domestic Market                460                    480                 520

Net Operating               28,683                 26,763              23,716
Revenues
Cost of Goods Sold        (23,018)               (21,992)            (19,734)
Financial Results              151                    214                 189
Net Earnings                 4,549                  2,968               3,784
Gross Margin (%)              19.8                   17.8                16.8
EBITDA                       6,287                  5,126               5,276
EBITDA Margin (%)             21.9                   19.2                22.2
NIBRASCO                     3Q 01                  2Q 02               3Q 02
Sales (thousand              1,443                  2,257               1,842
tons)
Foreign Market                 514                    686                 290
Domestic Market                929                  1,571               1,552

Net Operating               43,126                 66,759              51,746
Revenues
Cost of Goods Sold        (39,479)               (57,043)            (47,290)
Financial Results          (1,449)                (1,407)                 386
Net Earnings                 2,928                  2,897               1,711
Gross Margin (%)               8.5                   14.6                 8.6
EBITDA                      23,548                 10,041               5,589
EBITDA Margin (%)             54.6                   15.0                10.8
Gross Debt (in
US$ million)
- Short Term                 2,505                  2,400               2,436
- Long Term                  4,800                  2,400               2,400
Total                        7,305                  4,800               4,836
ITABRASCO                    3Q 01                  2Q 02               3Q 02
Sales (thousand                742                    702                 815
tons)
Foreign Market                 471                    533                 572
Domestic Market                271                    169                 243

Net Operating               50,254                 19,766              25,650
Revenues
Cost of Goods Sold        (41,102)               (18,305)            (22,581)
Financial Results              905                  3,102               5,109
Net Earnings                 8,095                  2,262               3,702
Gross Margin (%)              18.2                    7.4                12.0
EBITDA                       7,636                  1,437                 726
EBITDA Margin (%)             15.2                    7.3                 2.8
Gross Debt (in
US$ million)
- Short Term
- Long Term                    407                 17,133              15,504
Total                          407                 17,133              15,504

                                                                              16
Companhia
Vale do Rio Doce                                                    US GAAP 3Q02
                                                        thousand US$
 KOBRASCO                       3Q 01             2Q 02            3Q 02
 Sales (thousand                1,123             1,012              850
 tons)
 Foreign Market                   493               534              850
 Domestic Market                  630               478                -

 Net Operating                 33,395            27,453           25,222
 Revenues
 Cost of Goods Sold          (26,877)          (25,711)         (20,671)
 Financial Results           (18,298)          (27,498)         (46,398)
 Net Earnings                 (7,684)          (15,037)         (23,887)
 Gross Margin (%)                19.5               6.3             18.0
 EBITDA                        28,082             1,901            5,518
 EBITDA Margin (%)               84.1               6.9             21.9
 Gross Debt (in
 US$ million)
 - Short Term                       -                 -                -
 - Long Term                  128,915           143,378          147,150
 Total                        128,915           143,378          147,150
 SAMARCO                        3Q 01             2Q 02            3Q 02
 Sales (thousand                2,312             3,436            3,871
 tons)

 Net Operating                 65,725            94,763           99,722
 Revenues
 Cost of Goods Sold          (30,735)          (48,222)         (46,416)
 Financial Results           (52,000)          (37,008)         (51,757)
 Net Earnings                (38,607)           (5,295)         (23,548)
 Gross Margin (%)                53.2              49.1             53.5
 EBITDA                        21,951            49,777           53,196
 EBITDA Margin (%)               33.4              52.5             53.3
 Gross Debt (in
 US$ million)
 - Short Term                 158,204           180,539          169,538
 - Long Term                  119,394            86,584           76,181
 Total                        277,598           267,123          245,719

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

       ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED

                                                                    thousand US$

MRN                                       3Q 01           2Q 02           3Q 02
Sales (thousand                           2,760           2,610           2,555
tons)
Foreign Market                              954             790             740
Domestic Market                           1,806           1,820           1,815

Net Operating                            53,210          43,006          42,594
Revenues
Cost of Goods Sold                      (28,883)        (28,845)        (29,860)
Financial Results                          (214)           (326)             36
Net Earnings                             23,883          38,172          29,918
Gross Margin (%)                           45.7            32.9            29.9
EBITDA                                   47,798          17,335          26,724
EBITDA Margin (%)                          89.8            40.3            62.7
GROSS DEBT (IN
US$ MILLION)
- Short Term                             11,594          18,780          23,198
- Long Term                               7,929          90,312          77,786
TOTAL                                    19,523         109,092         100,984
ALBRAS                                    3Q 01           2Q 02           3Q 02
Sales (thousand                              80             110             104
tons)
Foreign Market                               76             108             101
Domestic Market                               4               2               3

Net Operating                           109,554         145,327         132,549
Revenues
Cost of Goods Sold                      (64,130)        (89,401)        (78,909)
Financial Results                       (91,046)       (125,072)       (153,515)
Net Earnings                            (47,500)        (68,880)        (72,592)
Gross Margin (%)                           41.5            38.5            40.5
EBITDA                                   52,300          57,452          59,399
EBITDA Margin (%)                          47.7            39.5            44.8
GROSS DEBT (IN
US$ MILLION)
- Short Term                            137,258          48,840          20,156
- Long Term                             496,941         506,633         498,857
TOTAL                                   634,199         555,473         519,013
VALESUL                                   3Q 01           2Q 02           3Q 02
Sales (thousand                              18              23              19
tons)
Foreign Market                                7              12               8
Domestic Market                              11              11              11

Net Operating                            36,364          36,837          29,970
Revenues
Cost of Goods Sold                      (25,657)        (26,516)        (19,815)
Financial Results                        (1,409)            257            (301)
Net Earnings                              5,385           6,131           6,355
Gross Margin (%)                           29.4            28.0            33.9
EBITDA                                   10,883           9,234           8,940
EBITDA Margin (%)                          29.9            25.1            29.8
GROSS DEBT (IN
US$ MILLION)
- Short Term                                939             555             409
- Long Term                               2,598           1,416             953
TOTAL                                     3,537           1,971           1,362

Companhia
Vale do Rio Doce                                                    US GAAP 3Q02

"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange."

                           COMPANHIA VALE DO RIO DOCE
              INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION




                                                                                                              Page

Report of PricewaterhouseCoopers Auditores Independentes                                                       F-2

Condensed Consolidated Balance Sheets as of September 30, 2002 and December 31, 2001                           F-3

Condensed Consolidated Statements of Income for the Nine-month periods
    ended September 30, 2002 and 2001                                                                          F-5

Condensed Consolidated Statements of Cash Flows for the Nine-month periods
    ended September 30, 2002 and 2001                                                                          F-6

Condensed Consolidated Statements of Changes in Stockholders' Equity for
    the Nine-month periods ended September 30, 2002 and 2001                                                   F-7

Notes to the Condensed Consolidated Financial Information                                                      F-8

Additional Information                                                                                        F-19

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of September 30, 2002, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders' equity for the nine-month periods ended September 30, 2002 and 2001 These financial statements are the responsibility of the Company's management The unaudited financial information of certain affiliates, the investments in which total US$202 million at September 30, 2002 and equity in earnings which total US$16 million and US$7 million for the nine month periods ended September 30, 2002 and 2001, respectively, and that of certain subsidiaries, which statements reflect total assets of US$674 million at September 30, 2002 and total revenues of US$133 million and US$ 197 million consolidated in the nine-month periods ended September 30, 2002 and 2001, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein) In our report dated March 28, 2002, we expressed an unqualified opinion on those consolidated financial statements In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers
Auditores Independentes


Rio de Janeiro, Brazil
November 13, 2002

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except for numbers of shares)

                                                           September 30,   December 31,
                                                               2002            2001
                                                              ------         ------
                                                            (Unaudited)
Assets

Current assets
     Cash and cash equivalents                                 1,402      1,117
     Accounts receivable:
        Related parties                                          105        106
        Unrelated parties                                        500        443
     Loans and advances to related parties                        33        160
     Inventories                                                 243        323
     Deferred income tax                                         378        265
     Others                                                      232        224
                                                              ------     ------
                                                               2,893      2,638

Property, plant and equipment, net                             2,849      3,813

Investments in affiliated companies and
   joint ventures and other investments                          666      1,227
Provision for losses on equity investments                       (86)        (9)

Goodwill on acquisition of consolidated subsidiaries             373        540
Loans and advances:
     Related parties                                              85        555
     Unrelated parties                                            64        100
Judicial deposits                                                198        235
Deferred income tax                                              261        227
Prepaid pension cost                                              62        113
Other assets                                                     127         83
                                                              ------     ------
TOTAL                                                          7,492      9,522
                                                              ======     ======









                                      F-3

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars                                                  (Continued)

                                                                                September 30,         December 31,
                                                                                    2002                  2001
                                                                                    ----                  ----
                                                                                (Unaudited)
Liabilities and stockholders' equity
Current liabilities

   Suppliers                                                                        213                   296
   Payroll and related charges                                                       68                    85
   Interest attributed to stockholders                                              267                   340
   Current portion of long-term debt
     Related parties                                                                 --                    22
     Unrelated parties                                                              443                   274
   Short-term debt                                                                  389                   589
   Loans from related parties                                                        74                   168
   Others                                                                           148                   147
                                                                                 ------                ------
                                                                                  1,602                 1,921
                                                                                 ------                ------
Long-term liabilities
   Employees postretirement benefits                                                109                   187
   Long-term debt
     Related parties                                                                 --                   156
     Unrelated parties                                                            2,637                 2,014
   Loans from related parties                                                        36                    21
   Provisions for contingencies (Note 8)                                            358                   452
   Unrealized loss on derivative instruments                                         63                    40
   Others                                                                            72                    86
                                                                                 ------                ------
                                                                                  3,275                 2,956
                                                                                 ------                ------
Minority interests                                                                    7                     5
                                                                                 ------                ------

Stockholders' equity
   Preferred class A stock - 600,000,000
     no-par-value shares authorized and 138,575,913 issued                          904                   820
   Common stock - 300,000,000 no-par-value
     shares authorized and 249,983,143 issued                                     1,630                 1,479
   Treasury stock -4,751 (2001 - 91) preferred and 4,715,170
     (2001 - 4,715,170) common  shares                                              (88)                  (88)

   Additional paid-in capital                                                       498                   498
   Other cumulative comprehensive income                                         (5,285)               (3,465)
   Appropriated retained earnings                                                 1,635                 3,212
   Unappropriated retained earnings                                               3,314                 2,184
                                                                                 ------                ------
                                                                                  2,608                 4,640
                                                                                 ------                ------
TOTAL                                                                             7,492                 9,522
                                                                                 ======                ======


        See notes to condensed consolidated financial information.


                                      F-4

Condensed Consolidated Statements of Income
Expressed in milions of United States dollars
(except number of shares and per-share amounts)
(Unaudited)
                                                                                                    Nine months ended September 30
                                                                                                    ------------------------------
                                                                                                       2002                   2001
                                                                                                       ----                   ----
Operating revenues, net of discounts, returns and allowances
        Iron ore and pellets                                                                         2,078                    1,937
        Gold                                                                                            90                      100
        Other metals                                                                                   316                      291
                                                                                                  --------                 --------
                                                                                                     2,484                    2,328
     Revenues from transportation services                                                             370                      464
     Aluminum products                                                                                 310                      224
     Other products and services                                                                        27                       83
                                                                                                  --------                 --------
                                                                                                     3,191                    3,099
     Value-added tax                                                                                  (117)                    (102)
                                                                                                  --------                 --------
     Net operating revenues                                                                          3,074                    2,997
                                                                                                  --------                 --------
Operating costs and expenses
     Cost of ores and metals sold                                                                   (1,194)                  (1,155)
     Cost of transportation services                                                                  (196)                    (270)
     Cost of aluminum products                                                                        (273)                    (214)
     Others                                                                                            (18)                     (76)
                                                                                                  --------                 --------
                                                                                                    (1,681)                  (1,715)
     Selling, general and administrative expenses                                                     (202)                    (188)
     Research and development                                                                          (36)                     (31)
     Employee profit sharing plan                                                                      (20)                     (21)
     Others                                                                                           (112)                    (335)
                                                                                                  --------                 --------
                                                                                                    (2,051)                  (2,290)
                                                                                                  --------                 --------
Operating income                                                                                     1,023                      707
                                                                                                  --------                 --------
Non-operating income (expenses)
     Financial income                                                                                   87                       80
     Financial expenses                                                                               (352)                    (280)
     Foreign exchange and monetary loss, net                                                          (826)                    (660)
     Gain on sale of assets                                                                             49                      784
     Others                                                                                            (56)                     (43)
                                                                                                  --------                 --------
                                                                                                    (1,098)                    (119)
                                                                                                  --------                 --------
Income(loss) before income taxes, equity results
   and minority interests                                                                              (75)                     588
                                                                                                  --------                 --------
Income taxes
   Current                                                                                              (4)                      41
   Deferred                                                                                            262                        2
                                                                                                  --------                 --------
                                                                                                       258                       43
                                                                                                  --------                 --------
Equity in results of affiliates and joint ventures                                                       4                       (8)
Change in provision for losses on equity investments                                                  (126)                     (45)
Minority interests                                                                                      50                        7
                                                                                                  --------                 --------
Net income                                                                                             111                      585
                                                                                                  ========                 ========
Basic earnings per Common and Preferred Class A Share                                                 0.29                     1.52
                                                                                                  --------                 --------
Weighted average number of shares outstanding
     (thousands of shares)
     Common shares                                                                                 245,268                  249,864
     Preferred Class A shares                                                                      138,575                  135,042


          See notes to condensed consolidated financial information.



                                      F-5

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars
(Unaudited)                                                                                          Nine months ended September 30
                                                                                                     ------------------------------
                                                                                                         2002                  2001
                                                                                                         ----                  ----
Cash flows from operating activities:
   Net income                                                                                             111                   585
   Adjustments to reconcile net income with
     cash provided by operating activities:
     Depreciation, depletion and amortization                                                             171                   174
     Equity in results of affiliates and joint  ventures                                                  (4)                    8
     Dividends received from affiliates and joint ventures                                                 72                   112
     Change in provision for losses on equity investments                                                 126                    45
     Deferred income taxes                                                                               (262)                   (2)
     Provisions for contingencies                                                                          54                    87
     Loss on disposals of property, plant and equipment                                                    96                    69
     Gain on sale of investments                                                                          (49)                 (784)
     Pension plan                                                                                           8                    24
     Foreign exchange and monetary (gains) losses                                                       1,341                   616
     Unrealized loss on derivative  instruments                                                            50                    38
     Minority interest                                                                                    (50)                   (7)
     Others                                                                                               195                   141
   Decrease (increase) in assets:
     Accounts receivable                                                                                 (172)                  (78)
     Inventories                                                                                          (43)                  (17)
     Others                                                                                               (84)                   (5)
   Increase (decrease) in liabilities:
     Suppliers                                                                                            (23)                   30
     Payroll and related charges                                                                           22                    12
     Others                                                                                                39                    42
                                                                                                       ------                ------
   Net cash provided by operating activities                                                            1,598                 1,090
                                                                                                       ------                ------
Cash flows from investing activities:
   Loans and advances receivable
        Related parties
             Additions                                                                                    (35)                   (4)
             Repayments                                                                                    52                    69
        Others                                                                                             18                     5
   Guarantees and deposits                                                                                (61)                  (15)
   Additions to investments                                                                                (1)                  (52)
   Additions to property, plant and equipment                                                            (508)                 (444)
   Proceeds from disposals of property, plant and equipment                                                 2                     2
   Proceeds from disposal of assets                                                                        49                   989
   Net cash used to acquire subsidiaries                                                                  (45)                 (516)
                                                                                                       ------                ------
   Net cash used in investing activities                                                                 (529)                   34
                                                                                                       ------                ------
Cash flows from financing activities:
   Short-term debt, net issuances                                                                        (143)                  133
   Loans
        Related parties
             Additions                                                                                     32                    85
             Repayments                                                                                   (29)                   (9)
   Long-term debt
        Related parties                                                                                    11                     3
        Others                                                                                            661                   320
   Repayments of long-term debt
        Related parties                                                                                   (15)                  (27)
        Others                                                                                           (245)                 (326)
   Interest attributed to stockholders                                                                   (329)                 (639)
   Treasury stock                                                                                          --                   (18)
                                                                                                       ------                ------
   Net cash provided by (used in) financing activities                                                    (57)                 (478)
                                                                                                       ------                ------
   Increase in cash and cash equivalents                                                                1,012                   646
   Effect of exchange rate changes on cash and cash                                                      (727)                 (149)
   equivalents
   Cash and cash equivalents, beginning of period                                                       1,117                 1,211
                                                                                                       ------                ------
   Cash and cash equivalents, end of period                                                             1,402                 1,708
                                                                                                       ======                ======

   Cash paid during the period for:
          Interest on short-term debt                                                                     (31)                  (25)
          Interest, net of interest capitalized of                                                       (111)                 (116)
          $11 in 2002 and $9 in 2001
          Income tax                                                                                       (4)                  (41)
   Non-cash transactions
          Special pension plan contribution in shares of CSN                                               --                   249
          Exchange of loans receivable for investments                                                     40                    35



           See notes to condensed consolidated financial information.

                                      F-6

Condensed Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

(Unaudited)

                                                                                         Nine months ended September 30
                                                                                         ------------------------------
                                                                                             2002                2001
                                                                                             ----                ----
                                                                      Shares
                                                                      ------



Preferred class A stock (including one special
share)
   Balance January 1                                                     138,575,913                   820                      709
   Transfer from appropriated retained earnings                                  -                      84                      111
                                                                         ------------           ------------           ------------
   Balance September 30                                                   138,575,913                    904                    820
                                                                         ------------           ------------           ------------
Common stock
   Balance January 1                                                      249,983,143                  1,479                  1,279
   Transfer from appropriated retained earnings                                    --                    151                    200
                                                                         ------------           ------------           ------------
   Balance September 30                                                   249,983,143                  1,630                  1,479
                                                                         ------------           ------------           ------------
Treasury stock
   Balance January 1                                                       (4,719,921)                   (88)                   (61)
   Acquisitions in 2001                                                            -- (583,450)                               (18)
                                                                         ---------------------  ------------           ------------
   Balance September 30                                                    (4,719,921)                   (88)                   (79)
                                                                         ------------           ------------           ------------
Additional paid-in capital
   Balance January 1and September 30                                                                     498                    498
                                                                                                ------------           ------------
Other cumulative comprehensive income
   Amounts not recognized as net periodic pension
   cost
     Balance January 1                                                                                   --                    (100)
        Excess of additional minimum liability                                                           --                     151
        Tax effect on above                                                                              --                     (51)
                                                                                                     ------                  ------
     Balance September 30                                                                                --                      --
                                                                                                     ------                  ------
   Cumulative translation adjustments
     Balance January 1                                                                               (3,475)                 (2,972)
        Change in the period                                                                         (1,820)                   (934)
                                                                                                     ------                  ------
     Balance September 30                                                                            (5,295)                 (3,906)
                                                                                                     ------                  ------
   Unrealized gain on available-for-sale security
     Balance January 1                                                                                    --                     24
     Change in the period                                                                                 --                    (24)
                                                                                                      ------                 ------
     Balance September 30                                                                                 --                     --
                                                                                                      ------                 ------
   Adjustments relating to investments in affiliates
     Balance January 1                                                                                    10                      8
     Change in the period                                                                                 --                     (1)
                                                                                                      ------                 ------
     Balance September 30                                                                                 10                      7
                                                                                                      ------                 ------
Total other cumulative comprehensive income                                                           (5,285)                (3,899)
                                                                                                      ------                 ------
Appropriated retained earnings
     Balance January 1                                                                                 3,212                  3,537
     Transfer to retained earnings                                                                    (1,342)                  (905)
     Transfer to capital stock                                                                          (235)                  (311)
                                                                                                      ------                 ------
     Balance September 30                                                                              1,635                  2,321
                                                                                                      ------                 ------
Retained earnings
   Balance January 1                                                                                   2,184                  1,647
     Net income                                                                                          111                    585
     Interest attributed to stockholders
        Preferred class A stock ($0 84 per share in                                                     (116)                  (239)
        September 2002 and $1 72 in September 2001 )
        Common stock ($0 84 per share in September 2002 and $1 72 in September 2001)                    (207)                  (425)

     Appropriation from reserves                                                                       1,342                    905
                                                                                                      ------                 ------
   Balance                                                                                             3,314                  2,473
                                                                                                      ------                 ------
   September 30
                                                                         -----------                  ------                 ------
Total stockholders' equity                                               383,839,135                   2,608                  3,613
                                                                         -----------                  ------                 ------

Comprehensive income is comprised as follows:
     Net income                                                                                          111                    585

     Amounts not recognized as net periodic pension cost                                                  --                    100
     Cumulative translation adjustments                                                               (1,820)                  (934)
     Unrealized loss on                                                                                   --                    (24)
     available-for-sale security
     Adjustments relating to                                                                              --                     (1)
     investments in affiliates
                                                                                                      ------                 ------
Total comprehensive income                                                                            (1,709)                  (274)
                                                                                                      ======                 ======


           See notes to condensed consolidated financial information.






                                      F-7

          Notes to the Condensed Consolidated Financial Information Expressed in millions of United States dollars, unless otherwise stated


1         The Company and its operations

          Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as forestry, aluminum and steel activities Further details of our operations and those of our joint ventures and affiliates are described in Note 9.

          The main consolidated operating subsidiaries are as follows:

                                                                                     Head office                 Principal
                             Subsidiary                           % ownership         location                   activity
--------------------------------------------------------------- ----------------- ------------------  ------------------------------
Ferteco Mineracao S A  - FERTECO                                      100              Brazil              Iron ore and pellets
Para Pigmentos S A                                                     76              Brazil                     Kaolin
SIBRA - Eletrosiderurgica Brasileira S A                               98              Brazil          Manganese and Ferrous alloys
Navegacao Vale do Rio Doce S A  - DOCENAVE                            100              Brazil                    Shipping
Vale do Rio Doce Aluminio S A  - ALUVALE                              100              Brazil                    Aluminum
Itabira Rio Doce Company Ltd  - ITACO                                 100           Cayman Island                 Trading
Rio Doce International Finance Ltd  - RDIF                            100              Bahamas             International finance
CELMAR S A  - Industria de Celulose e Papel                            85              Brazil                    Forestry
Florestas Rio Doce S A                                                100              Brazil                    Forestry
Rio Doce Manganese Europe - RDME                                      100              France                 Ferrous alloys
Urucum Mineracao S A                                                  100              Brazil           Iron ore and Ferrous alloys
Alumina do Norte do Brasil S A - Alunorte(as from June,2002)           57              Brazil                    Aluminum
Salobo Metais S A                                                     100              Brazil                     Copper

2        Basis of consolidation

           All majority-owned subsidiaries where we have both share and management control are consolidated with elimination of all significant intercompany accounts and transactions Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control We provide for losses on equity investments with negative stockholders' equity where we have assumed commitments and for other than temporary decreases in market value below carrying value where applicable.



3          Summary of significant accounting policies

           Our condensed consolidated interim financial information as of September 30, 2002 and for the periods of nine months ended September
           30, 2002 and 2001 is unaudited However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods
           The results of operations for the nine month period ended September
           30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2002.

           This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2001.

           In accordance with SFAS 142 "Goodwill and Other Intangible Assets", as from January 1, 2002 (or immediately for acquisitions after June
           30, 2001):

          o    Goodwill  relative  to  consolidated  subsidiaries  is no  longer amortized,  but is aggregated  to reporting  units and subject at
               least  annually  to  testing  for  impairment,   considering  the
               reporting unit as a whole.


                                      F-8



          o Goodwill relative to affiliates and joint ventures is no longer amortized but is allocated to the respective investment and included in the measurement of the gain or loss on sale, or the loss arising from an other than temporary decline in the value of the investment.

          o    Goodwill  charged  against  earnings  for the nine  months  ended
               September 30, 2001 totaled $16 relating to subsidiaries and $55 relating to equity investees which were classified as other operating expenses and equity in results of affiliates and joint ventures, respectively.

          o At September 30, 2002 we finalized the impairment test of our goodwill and recorded a write-off of $86 related to Caemi
               Mineracao e Metalurgia S.A.

          SFAS 144  "Accounting  for the  Impairment  or Disposal of  Long-Lived
          Assets" has been adopted as from January 1, 2002.

          Other long-term assets includes $62 related to ships held for sale.


4         Recently issued accounting pronouncement

           In accordance with SFAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", as from January 1, 2003.

           This will require that:

          o an existing legal obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred and the amount of the liability be initially measured at a fair value.

          o Subsequent changes in the liability that result from (a) passage of time and (b) revisions in either the timing or amount of estimated cash flows, be recognized; and


          o Upon initially recognizing a liability for an asset retirement obligation, the cost may be capitalized by recognizing an increase in the carrying amount of the related long-lived asset.

         Management is evaluating the impact of this standard.



5        Income tax

           Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax The statutory enacted tax rates applicable in the periods presented are as follows:

                                                                        %
                                                                ---------
Federal income tax                                                  25.00
Social contribution (*)                                              9.00

                                                                ---------
Composite tax rate                                                  34.00
                                                                =========

(*) As from January 1, 2003 the enacted rate is 8% However, new legislation if passed would increase the rate to 9%.


                                      F-9



          The amount reported as income tax benefit in this consolidated financial information is reconciled to the statutory rates as follows:

                                                                           Nine months ended September 30
                                                                           -----------------------------
                                                                                2002         2001
                                                                             ----------  ----------

Income (loss) before income taxes, equity results and minority interests         (75)         588
                                                                                ====         ====

Federal income tax  and social contribution  at statutory enacted rates           26         (200)
Adjustments to derive effective tax rate:
   Tax benefit on interest attributed to stockholders                             90          226
   Exempt foreign income                                                         174          185
   Tax incentives                                                                  2           22
   Valuation allowance reversal (provision)                                      (37)         (27)
   Adjustments to reflect expected annual effective rate                          --         (167)
   Other non-taxable items                                                         3            4

                                                                                ----         ----
Federal  income  tax  and  social  contribution  benefit in consolidated
   statements of income                                                          258           43
                                                                                ====         ====

          In 2000, we obtained  approval of certain tax  incentives  relative to
          our iron ore and  manganese  operations  in  Carajas   The  incentives
          comprise full income tax exemption on defined  production levels up to
          2005 and  partial  exemption  up to 2013   An amount  equal to the tax
          saving must be appropriated to a reserve account within  stockholders'
          equity and may not be distributed in the form of cash dividends.

          Our  subsidiary  Alunorte  has  obtained  100% of  federal  income tax exemption  for a production  limited up to 800,000 tons of alumina per
          year,  during a period of ten years,  as from 2000   For a  production
          output  higher  than  800,000  up to  3,200,000  tons per  year,  such exemption is reduced to 75%.



6         Inventories

                                                                          September 30, 2002    December 31, 2001
                                                                          ---------------------------------------
Finished products and work-in-process
   Iron  ore                                                                              68                 110
   Gold                                                                                    2                   5
   Manganese                                                                              23                  27
   Ferrous alloys                                                                         21                  28
   Alumina                                                                                12                   -
   Others                                                                                 10                  16
Spare parts and maintenance supplies                                                     107                 137
                                                                          ------------------- -------------------
                                                                                         243                 323
                                                                          =================== ===================

                                      F-10

7         Investments
                                                                                                                        Equity
                                                                            September 30, 2002       Investments       Adjustments
                                                                            ------------------    -----------------   ------------
                                                                                        (1)Net                         Nine months
                                                                                        income                         ended
                                                                                        (loss)    Septem-              September 30,
                                                              Participation    (1) Net  for the   ber 30,  December 31,------------
                                                              in capital (%)   equity   period    2002     2001        2002  2001
                                                              --------------   ------- ---------- -------  ----------- ----  ----
Investments in affiliated companies and joint ventures        voting  total
                                                              ------  -----
Steel
  Usinas Siderurgicas de Minas Gerais S A - USIMINAS (2)       22.99  11.46      -    (131)       -           32      (15)     7
  Companhia Siderurgica Nacional - CSN (3)                         -      -      -       -        -            -        -      9
  Companhia Siderurgica de Tubarao - CST (4)                   20.51  22.85     92      48       21           18       11      6
  California Steel Industries Inc  - CSI                       50.00  50.00    208      24      104           98       12     (3)

Aluminum and bauxite
  Mineracao Rio do Norte S A  - MRN                            40.00  40.00    388      77      155          154       31     21
  Valesul Aluminio S A  -  VALESUL                             54.51  54.51     66      15       36           51        8      8
  Alumina do Norte do Brasil S A  - ALUNORTE (6)               62.09  57.03      -     (51)       -           89      (23)   (37)

Pellets
  Companhia  Nipo-Brasileira de Pelotizacao - NIBRASCO         51.11  51.00     21       4       11           16        2      6
  Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS    51.00  50.89     25       9       13           18        5      4
  Companhia Coreano Brasileira de Pelotizacao - KOBRASCO       50.00  50.00      -     (38)       -            2       (2)    (8)
  Companhia Italo-Brasileira de Pelotizacao - ITABRASCO        51.00  50.90     20       8       10           13        4      4
  Gulf Industrial Investment Company - GIIC                    50.00  50.00     68       6       34           38        3      4
  SAMARCO Mineracao S A                                        50.00  50.00    220      (6)     138          258       (3)   (12)

Others
  Fertilizantes Fosfatados S A  - FOSFERTIL (5)                10.96  10.96    183      46       20           29        5      3
  Caemi Mineracao e Metalurgia S A  (7)                        50.00  16.85    486      (6)      82          289       (1)     -
  Salobo Metais S A(6)                                        100.00 100.00      -       -        -           22        -      -
  Ferrovia Centro-Atlantica S A - FCA                          20.00  45.65      -       -        -            -        -    (28)
  Others                                                                                         30           84      (33)     8
                                                                                            -------------------------------------
                                                                                                654        1,211        4     (8)
Investments at cost
  SIDERAR (market value $18and $11 in September 30, 2002
      and December 31, 2001, respectively                       4.85  4.85                       11           15        -      -
  Unrealized holding gains on equity security                                                     -           (4)       -      -
  Others                                                                                          1            5        -      -
                                                                                            -------------------------------------
                                                                                                666        1,227        4     (8)
                                                                                            =====================================
Change in provision for losses on equity investments:
  Aluminio Brasileiro S A  - ALBRAS                                                                                   (59)   (37)
  Cia Ferroviaria do Nordeste                                                                                          (3)    (8)
  Companhia Coreano Brasileira de Pelotizacao - KOBRASCO                                                              (17)     -
  Ferroban                                                                                                             (1)     -
  Ferrovia Centro-Atlantica S A  - FCA                                                                                (32)     -
  MRS Logistica S A                                                                                                   (14)     -

                                                                                                                 ----------------
                                                                                                                     (126)   (45)
                                                                                                                 ================
(1)  Based on US GAAP financial information.
(2)  Value based on quoted market price at September 30, 2002 is $34 compared to net book value of $0.
(3)  Investments sold in 2001.
(4)  Value based on quoted market price at September 30, 2002 is $84 compared to net book value of $21.
(5)  Value based on quoted market price at September 30, 2002 is $29 compared to net book value of $20.
(6)  Alunorte and Salobo  Metais S A are  consolidated  at  September  30, 2002, after acquisition of control.
(7)  Provision  for losses was based on quoted  market  price of $82 compared to net book value of $168.

                                      F-11

Goodwill which is no longer amortized as from January 1, 2002 in accordance with SFAS 142, included in the above investments is as follows:

                                                                                    September 30,        December 31,
 Investee                                                                                    2002                2001
----------------------------------------------------------                      ------------------  ------------------
  Alumina do Norte do Brasil S A  - ALUNORTE                                                     -                 24
  Samarco Mineracao S A                                                                         28                 41
  Caemi Mineracao e Metalurgia S A                                                               -                223
                                                                                ------------------  ------------------
                                                                                                28                288
                                                                                ==================  ==================

           Information with respect to other major affiliates' financial position and results of operations is as follows:

                                                      ALUNORTE                  ALBRAS                          MRN
                                                 -----------------------------------------------------------------------------------
                                                 June 30, December 31, September 30, December 31, September 30,  December 31,
                                                    2002     2001              2002         2001          2002          2001
                                                 ---------------- ------------------------------------------------------------------
Balance Sheet
   Current assets                                     85         159           129        158            36               55
   Other noncurrent assets                           497         509           336        510           493              425
   Current liabilities                               (84)        (95)         (183)      (219)          (37)             (35)
   Noncurrent  liabilities                          (413)       (431)         (394)      (463)         (104)             (59)
                                                 -------- ----------- ------------- ---------- ------------- ----------------
   Stockholders' equity                               85         142          (112)       (14)          388              386
                                                 ======== =========== ============= ========== ============= ================
Our participation                                 57.58%      45.58%        51.00%     51.00%        40.00%           40.00%
                                                 -------- ----------- ------------- ---------- ------------- ----------------
Investments                                           49          65           (57)        (7)          155              154
                                                ======== =========== ============= ========== ============= ================

                                                                                                   Nine months ended September 30
                                                  ------------------------------------------------------------------------------
                                                             ALUNORTE                   ALBRAS                          MRN
                                                  -------------------- -----------------------------------------------------
                                                      2002        2001          2002       2001          2002           2001
                                                  -------- ----------- ------------- ---------- ------------- --------------
Statement of Operations
   Net sales                                           138         227           393        382           118            148
   Costs and expenses                                 (189)       (306)         (509)      (454)          (28)           (80)
   Income (loss) before income
      taxes                                            (51)        (79)         (116)       (72)           90             68
   Income taxes                                          -           -                        -            (8)            (6)
   Equity in results of affiliates                       -           -                        -            (5)            (9)
                                                  --------- ----------- ------------- ---------- ------------- --------------
   Net income (loss)                                   (51)        (79)         (116)       (72)           77             53
                                                  ========= =========== ============= ========== ============= ==============
   Our participation                                  44 96%      46 60%        51 00%     51 00%        40 00%         40 00%
   Participation in results                            (23)        (37)          (59)       (37)           31             21
   Change in provision for losses                        -           -            59         37             -              -
                                                  --------------------------------------------------------------- ------------
   Equity in results                                   (23)        (37)            -          -            31             21
                                                  ========= =========== ============= ========== ============= ==============

(*) Six months ended June 30.

The  provision for losses on equity  investments  of $86 and $9 at September 30,
2002  and  December  31,  2001,  respectively,  relates  to our  investments  in affiliates which have reported negative  stockholders' equity in their financial statements  prepared in accordance  with US GAAP and in  circumstances  where we have  assumed  commitments  to fund our  share  of the  accumulated  losses,  if necessary,  through additional capital contributions or other means  Accordingly we (a) first  reduce the value of the  investment  to zero and (b)  subsequently
provide  for our portion of negative  equity   The  provision  is  comprised  as
follows:

                                      F-12

                                                            Cia
                                                            Coreano-      Ferrovia   Cia
                                                  MRS       Brasileira de Centro-    Ferroviaria
                                        Ferroban  Logistica Pelotizacao   Atlantica  do Nordeste   ALBRAS    TOTAL
                                        --------  ---------------------   ---------  -----------   ------    -----
Provision at January 1, 2001                  -          -            -           -           -       (15)    (15)

Change in provision - results                 -          -            -           -          (8)      (37)    (45)
                                        --------------------------------  ----------  ---------- --------- -------
                                              -          -            -           -          (8)      (52)    (60)
Translation adjustment                                   -            -           -           5         8      13
                                        --------------------------------  ----------  ---------- --------- -------
Provision at September 30, 2001               -          -            -           -          (3)      (44)    (47)
                                        ================================  ==========  ========== ========= =======
Provision at January 1, 2002                  -          -            -           -          (2)       (7)     (9)
Additional loss provision                    (1)       (14)         (17)        (32)         (3)      (59)   (126)
                                        --------------------------------  ----------  ---------- --------- -------
                                             (1)       (14)         (17)        (32)         (5)      (66)   (135)
Payment of capital                            -          -            -          32           4         -      36
Translation adjustment                        1          2            -           -           1         9      13
                                                                                                        -       -

                                        --------------------------------  ----------  ---------- --------- -------
Provision at September 30, 2002               -        (12)         (17)          -           -       (57)    (86)
                                        ================================  ==========  ========== ========= =======

           Dividends received from investees aggregated $72 and $112 in nine month periods ended September 30, 2002 and 2001, respectively.

8          Commitments and contingencies

(a) At September 30, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $511, of which $410 is denominated in United States dollars and the remaining
           $101 in local currency These guarantees include $352 relative to ALBRAS.

(b) We are defendants in numerous legal actions in the normal course of business Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

           The provision for contingencies and the related judicial deposits are composed as follows:

                                                                              September 30, 2002  December 31, 2001
                                             ---------------------------------------------------------------------
                                               Provision for        Judicial       Provision for          Judicial
                                                contingencies        deposits       contingencies          deposits
                                             ---------------------------------------------------------------------

Labor claims                                              103              44                147              50
Civil claims                                               82              31                123              53
Tax - related actions                                     168             123                177             131
Others                                                      5               -                  5               1
                                             ----------------- ---------------  ----------------- ---------------
                                                          358             198                452             235
                                             ================= ===============  ================= ===============
Long-term                                                 358             198                452             235
                                             ================= ===============  ================= ===============

           Labor -related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

           Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

           Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes.



                                      F-13

           We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

           Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

           Contingencies settled in the nine months period ended September 30, 2002 and 2001 aggregated $158 and $19, respectively, and additional provisions aggregated $212 and $125 in the nine months periods ended
           September 30, 2002 and 2001, respectively.

(c) We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas
           Gerais, which we believe are without merit Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,319 52 per metric ton at September 30, 2002, represents an annual commitment of $273 Actual take from ALBRAS was $192 and $176 during the nine month periods ended September 30, 2002 and 2001, respectively.

           Our subsidiary Alunorte is committed under a take-and-pay agreement to purchase approximately 53,835 thousand metric tons of bauxite from Mineracao Rio do Norte S A at a formula price, which is calculated based on the London Metal Exchange (LME) quotation for aluminum At a market price of US$ 18 94 per metric ton as of September 30, 2002, it represents an annual commitment of $59 which approximates actual take in 2002.

 (e)       We and BNDES entered into a contract, known as the Mineral Risk
           Contract, in June 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajas region, as well as proportional participation in any financial benefits earned from the development of such resources Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government The
           Brazilian Securities Commission (CVM) authorized the public distribution of these debentures and a request was made to the Brazilian Central Bank for distribution abroad The terms of the "debentures", which are more fully described in our consolidated financial statements for the year ended December 31, 2001, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g) At September 30, 2002 we have provided $14 for environmental liabilities Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

           We use various judgments and assumptions when measuring our environmental liabilities Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary Our accruals do not reflect unasserted claims because we are currently not aware of any such issues Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.




                                      F-14


9          Segment and geographical information

           Consolidated net income and principal assets are reconciled as follows:

                                                                                                          September 30, 2002
                                         -----------------------------------------------------------------------------------
                                                                                                  Holdings
                                                               --------------------------------------------
                                                   Non
                                         Ferrous ferrous Logistics Forestry Aluminum(2)  Steel  Eliminations    Consolidated
                                         ------------------------------------------------------------------------------------

RESULTS
Revenues - Export                          3,067   119      30          -         264         -       (1,318)          2,162
Revenues - Domestic                          790    70     236          4          45         -         (116)          1,029
Cost and expenses                         (3,639) (171)   (142)        43        (408)      (24)       1,518          (2,823)
Interest revenue                             116     -       8          1           8         2          (48)             87
Interest expense                            (375)   (5)     (5)         -          (9)       (6)          48            (352)
Depreciation, depletion and amortization    (134)  (22)    (12)        (1)         (2)        -            -            (171)
Pension plan                                  (7)   (1)      -          -           -         -            -              (8)
Equity                                        (7)    -     (80)         -         (43)        8            -            (122)
Income taxes                                 275     -      (1)       (14)         (2)        -            -             258
Minority interest                              -     -       -          -          51         -            -              51
                                         ------------------------------------------------------------------------------------
Net income                                    86   (10)      34         33        (96)      (20)          84             111
                                         =====================================================================================

Sales classified by geographic destination:
Export market
Latin America                                290      -      20          -          17        -          (148)           179
United States   .......................      257     34       3          -           2        -          (131)           165
Europe ................................    1,322     81       4          -         234        -          (536)         1,105
Middle East ...........................      151      -       -          -           -        -           (26)           125
Japan .................................      363      1       1          -           -        -          (170)           195
Asia, other than Japan ................      684      3       2          -          11        -          (307)           393
                                         ------------------------------------------------------------------------------------
                                           3,067    119      30          -         264        -        (1,318)         2,162
Domestic market .......................      790     70     236          4          45        -          (116)         1,029
                                         ------------------------------------------------------------------------------------
                                           3,857    189     266          4         309   (1,434)        3,191
                                         ====================================================================================
Assets :
Property, plant and equipment, net ....    2,046    313     127         42         321        -             -         2,849
Capital expenditures ..................      380     56      30         14          28        -             -           508
Investments in affiliated companies and
and joint ventures and other investments,
 net provision for losses .............      300      4      12          -         128      136             -           580
                                         ====================================================================================
Capital employed ......................    2,168    137     140         26         196       16             5         2,688

(1) Includes $49 for profit on sales of assets.
(2)Control of ALUNORTE was acquired in June 2002 and it was consolidated from then.


                                      F-15



                                                                                                                 September 30, 2001
                                                -----------------------------------------------------------------------------------
                                                                                                         Holdings
                                                                      --------------------------------------------
                                                          Non
                                                Ferrous ferrous Logistics  Forestry(4)   Aluminum  Steel  Eliminations  Consolidated
                                                ------------------------------------------------------------------------------------

RESULTS
Revenues - Export .........................    2,570      133       125         49         225          --      (986)      2,116
Revenues - Domestic .......................      805       58       269          7           1          --      (157)        983
Cost and expenses .........................   (3,211)    (446)      611       (209)        107       1,143    (2,146)
Interest revenue ..........................       97        1         6          7           5          --       (36)         80
Interest expense ..........................     (256)      (9)       (7)        --          (1)         (3)       36        (240)
Depreciation, depletion and amortization ..     (132)     (23)      (17)        (2)         --          --        --        (174)
Pension plan ..............................      (19)      (3)       (2)        --          --          --        --         (24)
Equity ....................................        5       --       (43)        11         (45)         19        --         (53)
Income taxes ..............................       47       --        (1)        (3)         --          --        --          43
Minority interest
                                              ----------------------------------------------------------------------------------
Net income ................................      (94)      16      (116)       680         (24)        123        --         585
                                              ==================================================================================

Sales classified by geographic destination:
Export market
Latin America .............................      194        4        52         --           8          --       (69)        189
United States .............................      154      100        15         42          33          --       (57)        287
Europe ....................................    1,015       27        43          7         161          --      (450)        803
Middle East ...............................      149       --         3         --          --          --       (57)         95
Japan .....................................      395       --         9         --          12          --      (114)        302
Asia, other than Japan ....................      663        2         3         --          11          --      (239)        440
                                              ----------------------------------------------------------------------------------
                                               2,570      133       125         49         225          --      (986)      2,116
Domestic market ...........................      805       58       269          7           1          --      (157)        983
                                              ----------------------------------------------------------------------------------
                                               3,375      191       394         56         226          --    (1,143)      3,099
                                              ==================================================================================
Assets :
Property, plant and equipment, ............    2,693      203       294        130          --          --        --       3,320
Capital expenditures ......................      391       36        17         --          --          --        --         444
Investments in affiliated companies and
and joint ventures and other investments, .      390       20        35         --         179         194        --         818
                                              ==================================================================================
Capital employed ..........................    2,805      194       302        127          (2)         10       (50)      3,386

(1)  - Includes provisions $101 to reflect realizable value of assets
(2) - Includes $170 profit on sale of Bahia Sul Celulose S A - BSC and $507 profit on sale of Celulose Nipo-Brasileira S A - CENIBRA
(3)  - Includes $107 profit on sale of Companhia Siderurgica Nacional - CSN
(4)  - Up to September 2001 includes pulp and paper operation.

For more information on segments see the segment disclosures included in our consolidated financial statements for the year ended December 31, 2001.


10       Derivative financial instruments

           Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

           We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

           As from January 1, 2001 we adopted SFAS 133 "Accounting for
           Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $3 as a charge in our statement of income relative to net unrealized losses on contracts open as of December
           31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.



                                      F-16

           For the nine month periods ended September 30, 2002 and 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

                                                                                                                  Net Gains (losses)
                                                                    ---------------------------------------------------------------
                                                                               Interest
                                                                         Gold  rates (libor)  Currencies       Alumina      Total
                                                                    ---------- --------------------------- ------------------------

Initial unrealized gains and losses at January 1, 2001...........           9            (8)           (4)            -         (3)

Change in the period.............................................           2           (39)           (1)            -        (38)

(Gains) and losses realized in the period........................          (5)            6             2             -          3

                                                                    ---------- ------------- ------------- ------------------------
Unrealized gains and (losses) at September 30, 2001                         6           (41)           (3)            -        (38)
                                                                    ========== ============= ============= ========================

Unrealized gains and losses at January 1, 2002...................           7           (36)           (4)            -        (33)

Gain recognized upon consolidation of Alunorte...................           -             -             -             2          2

Change in the period.............................................           9)          (51)            8             2        (50)

(Gains) and losses realized in the period........................          (2)           22            (2)            -         18

                                                                    ---------- ------------- ------------- ------------------------
Unrealized gains and (losses) at September 30, 2002                        (4)          (65)            2             4        (63)
                                                                    ========== ============= ============= ========================


           Realized and unrealized gains and losses are included in our income statement.


           Final maturity dates for the above instruments are as follows:

Gold.....................................................        December 2006
Interest rates (libor)...................................             May 2007
Currencies...............................................             May 2005

(a)        Interest Rate and Exchange Rate Risk

           Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

           There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S.
           dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

           With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

           From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments.
           The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the nine months ended September 30, 2002 and 2001 our use of such instruments was not significant.



                                      F-17

(b) Commodity Price Risk

           We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

           In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

           Our affiliate Albras and our subsidiary Alunorte manage the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum.





                                      F-18

Aluminum Area - VALESUL (Additional information)                                                                       in thousands
------------------------------------------------------------------------------------------------------------------------------------


   Information                                                                                                  2002
                                                                     1Q         2Q            3Q     4Q        Total
                                                            ----------------------------------------------------------
Quantity sold - external market ........     MT (thousand)           9           12            8                  29
Quantity sold - internal market ........     MT (thousand)          12           11           11                  34
                                                            ----------------------------------------------------------
Quantity sold - total ..................     MT (thousand)          21           23           19      -           63
                                                            ==========================================================
Average sales price - external market ..     US$               1,467.44     1,481.49     1,485.09           1,478.28
Average sales price - internal market ..     US$               1,906.21     1,865.52     1,779.65           1,852.10
Average sales price - total ............     US$               1,720.97     1,663.20     1,654.96           1,679.61

Long-term indebtedness, gross ..........     US$                 1,868        1,416          953                 953
Short-term indebtedness, gross .........     US$                   685          555          409                 409
                                                            ----------------------------------------------------------
Total indebtedness, gross ..............     US$                 2,553        1,971        1,362      -        1,362
                                                            ==========================================================
Stockholders' equity ...................     US$                95,463       83,294       66,161              66,161
                                                            ==========================================================
Net operating revenues .................     US$                32,675       36,837       29,970              99,482
Cost of products .......................     US$               (25,335)     (26,516)     (19,815)           (71,666)
Other expenses/revenues ................     US$                (2,751)      (2,462)      (2,249)            (7,462)
Depreciation, amortization and depletion     US$                 1,513        1,375        1,034               3,922
EBITDA .................................     US$                 6,102        9,234        8,940      -       24,276
Depreciation, amortization and depletion     US$                (1,513)      (1,375)      (1,034)     -      (3,922)
                                                            ----------------------------------------------------------
EBIT ...................................     US$                 4,589        7,859        7,906      -       20,354
Non-operating result ...................     US$                    23          409          165                 597
Net financial result ...................     US$                  (250)         257         (301)              (294)
                                                            ----------------------------------------------------------
Income before income tax and social ....     US$                 4,362        8,525        7,770      -       20,657
contribution
Income tax and social contribution .....     US$                (1,751)      (2,394)      (1,415)            (5,560)
                                                            ----------------------------------------------------------
Net income .............................     US$                 2,611        6,131        6,355      -       15,097
                                                            ----------------------------------------------------------

   Information                                                                                                    2001
                                                                     1Q        2Q         3Q         4Q          Total
                                                              ---------------------------------------------------------
   Quantity sold - external market            MT (thousand)           2         9          7          5             23
   Quantity sold - internal market            MT (thousand)          14        17         11         11             53
                                                              ---------------------------------------------------------
   Quantity sold - total                      MT (thousand)          16        26         18         16             76
                                                              =========================================================
   Average sales price - external market      US$              1,733.37  1,585.14   1,554.56   1,490.00       1,590.39
   Average sales price - internal market      US$              2,155.46  2,047.69   1,934.35   1,887.58       2,054.36
   Average sales price - total                US$              2,107.06  1,882.41   1,784.68   1,757.16       1,916.59

   Long-term indebtedness, gross              US$                 2,568     2,273      2,598      2,002          2,002
   Short-term indebtedness, gross             US$                33,619     9,700        939      1,412          1,412
                                                              ---------------------------------------------------------
   Total indebtedness, gross                  US$                36,187    11,973      3,537      3,414          3,414
                                                              =========================================================
   Stockholders' equity                       US$                83,138    85,219     78,024     92,780         92,780
                                                              =========================================================
   Net operating revenues                     US$                29,559    37,273     36,364     26,152        129,348
   Cost of products                           US$               (20,205)  (25,700)   (25,657)   (19,489)       (91,051)
   Other expenses/revenues                    US$                (2,526)   (2,351)    (1,372)    (2,154)        (8,403)
   Depreciation, amortization and depletion   US$                 1,693     1,282      1,548      1,296          5,819
   EBITDA                                     US$                 8,521    10,504     10,883      5,805         35,713
   Depreciation, amortization and depletion   US$                (1,693)   (1,282)    (1,548)    (1,296)        (5,819)
                                                              ---------------------------------------------------------
   EBIT                                       US$                 6,828    9,222      9,335      4,509         29,894
   Non-operating result                       US$                    24     (319)      (594)         55          (834)
   Net financial result                       US$                (1,525)    (645)    (1,409)      (727)        (4,306)
                                                              ---------------------------------------------------------
   Income before income tax and social        US$                 5,327     8,258      7,332      3,837         24,754
   contribution
   Income tax and social contribution         US$                (1,413)   (2,116)    (1,947)      (745)        (6,221)
                                                              ---------------------------------------------------------
   Net income                                 US$                 3,914     6,142      5,385      3,092         18,533
                                                              ---------------------------------------------------------
                                      F-19



Aluminum Area - MRN (Additional information)                                                                            in thousands



     Information                                                                                                  2002

                                                                          1Q        2Q           3Q      4Q      Total
                                                                ---------------------------------------------------------

Quantity sold - external market              MT (thousand)          485           790           740                2,015
Quantity sold - internal market              MT (thousand)        1,296         1,820         1,815                4,931
Quantity sold - total                        MT (thousand)        1,781         2,610         2,555       -        6,946
                                                                =========================================================
Average sales price - external market        US$                  20.56         19.09         19.21                19.49
Average sales price - internal market        US$                  19.46         18.01         18.16                18.45
Average sales price - total                  US$                  19.76         18.34         18.46                18.75

Long-term indebtedness, gross                US$                 95,892        90,312        77,786               77,786
Short-term indebtedness, gross               US$                 14,436        18,780        23,198               23,198
Total indebtedness, gross                    US$                110,328       109,092       100,984       -      100,984
                                                                =========================================================

Stockholders' equity                         US$                363,737       376,905       387,632              387,632
                                                                =========================================================
Net operating revenues                       US$                 32,074        43,006        42,594              117,674
Cost of products                             US$                (19,472)      (28,845)      (29,860)             (78,177)
Other expenses/revenues                      US$                   (786)         (868)         (774)              (2,428)
Depreciation, amortization and depletion     US$                  9,160         4,042        14,764               27,966
                                                                ---------------------------------------------------------
EBITDA                                       US$                 20,976        17,335        26,724       -       65,035
Depreciation, amortization and depletion     US$                 (9,160)       (4,042)      (14,764)      -      (27,966)
                                                                ---------------------------------------------------------
EBIT                                         US$                 11,816        13,293        11,960       -       37,069
Gain on investments accounted for by the     US$                   (542)       20,120             -               19,578
equity method
Non-operating result                         US$                   (154)       12,792        16,860               29,498
Net financial result                         US$                   (531)         (326)           36                 (821)
                                                                ---------------------------------------------------------
Income before income tax and social          US$                 10,589        45,879        28,856       -       85,324
contribution
Income tax and social contribution           US$                 (1,462)       (7,707)        1,062               (8,107)
                                                                ---------------------------------------------------------
Net income                                   US$                  9,127        38,172        29,918       -       77,217


     Information                                                                                                           2001

                                                                    1Q           2Q           3Q            4Q           Total
                                                                ----------------------------------------------------------------

Quantity sold - external market              MT (thousand)          581           886           954           992         3,413
Quantity sold - internal market              MT (thousand)        1,604         1,946         1,806         2,183         7,539
Quantity sold - total                        MT (thousand)        2,185         2,832         2,760         3,175        10,952
                                                                ===============================================================
Average sales price - external market        US$                  22.70         21.99         22.16         22.32         22.27
Average sales price - internal market        US$                  20.08         20.16         20.37         21.00         20.36
Average sales price - total                  US$                  21.39         21.08         20.99         21.67         20.95

Long-term indebtedness, gross                US$                    700                       7,929        22,038        22,038
Short-term indebtedness, gross               US$                  1,456         1,400        11,594           706           706
Total indebtedness, gross                    US$                  2,156         1,400        19,523        22,744        22,744
                                                                ===============================================================

Stockholders' equity                         US$                353,154       371,665       357,602       385,943       385,943
                                                                ===============================================================
Net operating revenues                       US$                 42,228        52,825        53,210        62,372       210,635
Cost of products                             US$                (21,382)      (30,132)      (28,883)      (30,917)     (111,314)
Other expenses/revenues                      US$                 (1,007)         (848)         (808)         (909)       (3,572)
Depreciation, amortization and depletion     US$                  8,349        (6,597)       24,279         9,149        35,180
                                                                ----------------------------------------------------------------
EBITDA                                       US$                 28,188        15,248        47,798        39,695       130,929
Depreciation, amortization and depletion     US$                 (8,349)        6,597       (24,279)       (9,149)      (35,180)
                                                                ----------------------------------------------------------------
EBIT                                         US$                 19,839        21,845        23,519        30,546        95,749
Gain on investments accounted for by the     US$                 (4,282)       (5,522)          212         8,692          (900)
equity method
Non-operating result                         US$                    120           931         2,097        (7,429)       (4,281)
Net financial result                         US$                    588          (810)         (214)         (295)         (731)
                                                                ----------------------------------------------------------------
Income before income tax and social          US$                 16,265        16,444        25,614        31,514        89,837
contribution
Income tax and social contribution           US$                 (1,779)       (2,215)       (1,731)       (3,173)       (8,898)
                                                                ----------------------------------------------------------------
Net income                                   US$                 14,486        14,229        23,883        28,341        80,939


                                      F-20



Aluminum Area - ALBRAS (Additional information)                                                                         in thousands
------------------------------------------------------------------------------------------------------------------------------------


Information                                                                                              2002
                                                                                                         ----
                                                                 1Q          2Q          3Q     4Q      Total
                                                           ----------------------------------------------------
Quantity sold - external market            MT (thousand)         84         108         101              293
Quantity sold - internal market            MT (thousand)          4           2           3                9
                                                           ----------------------------------------------------
Quantity sold - total                      MT (thousand)         88         110         104      -       302

Average sales price - external market      US$             1,318.33    1,409.42    1,288.20         1,341.52
Average sales price - internal market      US$             1,352.12    1,330.47    1,335.69         1,341.83
Average sales price - total                US$             1,319.81    1,332.13    1,289.68         1,313.92

Long-term indebtedness, gross              US$              524,095     506,633     498,857          498,857
Short-term indebtedness, gross             US$               72,938      48,840      20,156           20,156
                                                           ----------------------------------------------------
Total indebtedness, gross                  US$              597,033     555,473     519,013      -   519,013
                                                           ====================================================
Stockholders' equity                       US$               56,416     (17,901)    (96,966)         (96,966)
                                                           ====================================================

Net operating revenues                     US$              114,933     145,327     132,549          392,809
Cost of products                           US$              (69,656)    (89,401)    (78,909)        (237,966)
Other expenses/revenues                    US$               (4,387)     (3,114)     (3,546)         (11,047)
Depreciation, amortization and depletion   US$                4,733       4,640       9,305           18,678
                                                           ----------------------------------------------------
EBITDA                                     US$               45,623      57,452      59,399      -   162,474
Depreciation, amortization and depletion   US$               (4,733)     (4,640)     (9,305)         (18,678)
                                                           ----------------------------------------------------
EBIT                                       US$               40,890      52,812      50,094      -   143,796
Non-operating result                       US$               (3,489)      1,139       1,762             (588)
Net financial result                       US$               (8,875)   (125,072)   (153,515)        (287,462)
                                                           ----------------------------------------------------
Income before income tax and social        US$               28,526     (71,121)   (101,659)     -  (144,254)
contribution
Income tax and social contribution         US$               (2,241)      2,241      29,067           29,067
                                                           ----------------------------------------------------
Net income                                 US$               26,285     (68,880)    (72,592)     -  (115,187)



Information                                                                                                    2001
                                                                                                               ----
                                                                 1Q          2Q          3Q          4Q       Total
                                                           --------------------------------------------------------
Quantity sold - external market            MT (thousand)         87          88          76          66         317
Quantity sold - internal market            MT (thousand)          3           4           4           4          15
                                                           --------------------------------------------------------
Quantity sold - total                      MT (thousand)         90          92          80          70         332

Average sales price - external market      US$             1,530.02    1,468.13    1,387.58    1,279.75    1,426.64
Average sales price - internal market      US$             1,606.92    1,528.21    1,456.51    1,330.54    1,477.68
Average sales price - total                US$             1,532.90    1,470.68    1,390.89    1,282.77    1,428.99

Long-term indebtedness, gross              US$              527,685     496,058     496,941     450,400     450,400
Short-term indebtedness, gross             US$              176,879     167,370     137,258     183,017     183,017
                                                           --------------------------------------------------------
Total indebtedness, gross                  US$              704,564     663,428     634,199     633,417     633,417
                                                           ========================================================
Stockholders' equity                       US$              (32,491)    (48,823)    (87,118)     29,293      29,293
                                                           ========================================================

Net operating revenues                     US$              137,332     134,669     109,554      90,608     472,163
Cost of products                           US$              (79,813)    (77,814)    (64,130)    (59,593)   (281,350)
Other expenses/revenues                    US$               (9,256)    (12,625)     (3,422)     (2,076)    (27,379)
Depreciation, amortization and depletion   US$                5,144       4,541      10,298       5,251      25,234
                                                           --------------------------------------------------------
EBITDA                                     US$               53,407      48,771      52,300      34,190     188,668
Depreciation, amortization and depletion   US$               (5,144)     (4,541)    (10,298)     (5,251)    (25,234)
                                                           --------------------------------------------------------
EBIT                                       US$               48,263      44,230      42,002      28,939     163,434
Non-operating result                       US$                 (123)       (964)      1,544        (369)         88
Net financial result                       US$              (61,008)    (54,861)    (91,046)     86,014    (120,901)
                                                           --------------------------------------------------------
Income before income tax and social        US$              (12,868)    (11,595)    (47,500)    114,584      42,621
contribution
Income tax and social contribution         US$                7,586      (7,913)          -     (34,773)    (35,100)
                                                           --------------------------------------------------------
Net income                                 US$               (5,282)    (19,508)    (47,500)     79,811       7,521


                                      F-21




Pelletizing Affiliates - KOBRASCO (Additional information)                                                              in thousands
------------------------------------------------------------------------------------------------------------------------------------

Information                                                                                        2002
                                                                 1Q          2Q          3Q      4Q    Total
Quantity sold - external market            MT (thousand)        436         534         850            1,820
Quantity sold - internal market            MT (thousand)        420         478           -              898
                                                            -------------------------------------------------
Quantity sold - total                      MT (thousand)        856       1,012         850       -    2,718
                                                            =================================================

Average sales price - external market      US$                31.31       29.34       29.47            29.88
Average sales price - internal market      US$                32.08       29.24           -            30.51
Average sales price - total                US$                31.69       29.30       29.47            30.09

Long-term indebtedness, gross              US$              149,583     143,378     147,150          147,150
                                                            -------------------------------------------------
Total indebtedness, gross                  US$              149,583     143,378     147,150       -  147,150
                                                            =================================================
Stockholders' equity                       US$               22,910       2,527     (31,055)         (31,055)
                                                            =================================================

Net operating revenues                     US$               27,046      27,453      25,222           79,721
Cost of products                           US$              (20,944)    (25,711)    (20,671)         (67,326)
Other expenses/revenues                    US$                  518        (636)        330              212
Depreciation, amortization and depletion   US$                  834         795         637            2,266
                                                            -------------------------------------------------
EBITDA                                     US$                7,454       1,901       5,518       -   14,873
Depreciation, amortization and depletion   US$                 (834)       (795)       (637)      -   (2,266)
                                                            -------------------------------------------------
EBIT                                       US$                6,620       1,106       4,881       -   12,607
Other expenses/revenues - non cash                           (2,186)      1,722       2,554            2,090
Gain on investments accounted for by the                         24         395         565              984
equity method
Non-operating result                       US$                    -           -
Net financial result                       US$               (1,879)    (27,498)    (46,398)         (75,775)
                                                            -------------------------------------------------
Income before income tax and social        US$                2,579     (24,275)    (38,398)      -  (60,094)
contribution
Income tax and social contribution         US$               (1,334)      9,238      14,511           22,415
                                                            -------------------------------------------------
Net income                                 US$                1,245     (15,037)    (23,887)      -  (37,679)
                                                            -------------------------------------------------



Information                                                                                                    2001
                                                                 1Q          2Q          3Q          4Q       Total
Quantity sold - external market            MT (thousand)        561         523         493         558       2,135
Quantity sold - internal market            MT (thousand)        420         489         630         510       2,049
                                                            -------------------------------------------------------
Quantity sold - total                      MT (thousand)        981       1,012       1,123       1,068       4,184
                                                            =======================================================

Average sales price - external market      US$                30.04       31.38       33.26       30.80       30.56
Average sales price - internal market      US$                31.80       31.29       29.77       31.64       31.32
Average sales price - total                US$                30.79       31.34       31.19       31.20       30.93

Long-term indebtedness, gross              US$              128,282     128,006     128,915     128,797     128,797
                                                            -------------------------------------------------------
Total indebtedness, gross                  US$              128,282     128,006     128,915     128,797     128,797
                                                            =======================================================
Stockholders' equity                       US$               15,872      12,059       2,941       3,938       3,938
                                                            =======================================================

Net operating revenues                     US$               30,205      30,793      33,395      33,270     127,663
Cost of products                           US$              (22,561)    (24,203)    (26,877)    (27,045)   (100,686)
Other expenses/revenues                    US$                 (855)       (570)     20,788     (21,824)     (2,461)
Depreciation, amortization and depletion   US$                  971         856         776         781       3,384
                                                            -------------------------------------------------------
EBITDA                                     US$                7,760       6,876      28,082     (14,818)     27,900
Depreciation, amortization and depletion   US$                 (971)       (856)       (776)       (781)     (3,384)
                                                            -------------------------------------------------------
EBIT                                       US$                6,789       6,020      27,306     (15,599)     24,516
Other expenses/revenues - non cash                                -           -     (20,447)      5,505     (14,942)
Gain on investments accounted for by the                        157         100        (214)        242         285
equity method
Non-operating result                       US$
Net financial result                       US$              (15,544)    (10,482)    (18,298)     17,515     (26,809)
                                                            -------------------------------------------------------
Income before income tax and social        US$               (8,598)     (4,362)    (11,653)      7,663     (16,950)
contribution
Income tax and social contribution         US$                2,931       1,478       3,969      (8,148)        230
                                                            -------------------------------------------------------
Net income                                 US$               (5,667)     (2,884)     (7,684)       (485)    (16,720)
                                                            -------------------------------------------------------


                                      F-22



Pelletizing Affiliates - HISPANOBRAS (Additional information)                                                           in thousands
------------------------------------------------------------------------------------------------------------------------------------

     Information                                                                                   2002
                                                                                                   ----
                                                                 1Q          2Q          3Q      4Q     Total

Quantity sold - external market            MT (thousand)        487         355         166             1,008
Quantity sold - internal market            MT (thousand)        420         480         520             1,420
                                                            --------------------------------------------------
Quantity sold - total                      MT (thousand)        907         835         686       -     2,428
                                                            ==================================================

Average sales price - external market      US$                31.33       31.49       31.39             31.40
Average sales price - internal market      US$                31.43       31.63       32.28             31.81
Average sales price - total                US$                31.38       31.56       32.07             31.64
                                                            --------------------------------------------------

Stockholders' equity                       US$               35,655      31,166      25,299            25,299
                                                            ==================================================

Net operating revenues                     US$               28,370      26,763      23,716            78,849
Cost of products                           US$              (23,815)    (21,992)    (19,734)          (65,541)
Other expenses/revenues                    US$                 (689)       (106)      1,211               416
Depreciation, amortization and depletion   US$                  728         461          83             1,272
                                                            --------------------------------------------------
EBITDA                                     US$                4,594       5,126       5,276       -    14,996
Depreciation, amortization and depletion   US$                 (728)       (461)        (83)      -    (1,272)
                                                            --------------------------------------------------
EBIT                                       US$                3,866       4,665       5,193       -    13,724
Non-operating result                       US$                    -           -
Net financial result                       US$                  167         214         189               570
                                                            --------------------------------------------------
Income before income tax and social        US$                4,033       4,879       5,382       -    14,294
contribution
Income tax and social contribution         US$               (1,515)     (1,911)     (1,598)           (5,024)
                                                            --------------------------------------------------
Net income                                 US$                2,518       2,968       3,784       -     9,270
                                                            --------------------------------------------------



     Information                                                                                               2001
                                                                                                               ----
                                                                 1Q          2Q          3Q         4Q        Total

Quantity sold - external market            MT (thousand)        312         336         422         148       1,218
Quantity sold - internal market            MT (thousand)        520         560         460         850       2,390
                                                            -------------------------------------------------------
Quantity sold - total                      MT (thousand)        832         896         882         998       3,608
                                                            =======================================================

Average sales price - external market      US$                30.80       30.79       32.84       31.46       31.44
Average sales price - internal market      US$                30.57       31.55       32.44       31.05       31.41
Average sales price - total                US$                30.65       31.26       32.64       31.12       31.42
                                                            -------------------------------------------------------

Stockholders' equity                       US$               33,954      31,555      30,491      30,491
                                                            =======================================================

Net operating revenues                     US$               25,767      27,922      28,683      30,992     113,364
Cost of products                           US$              (21,684)    (22,922)    (23,018)    (24,676)    (92,300)
Other expenses/revenues                    US$                  (20)     (1,049)        212      (3,614)     (4,471)
Depreciation, amortization and depletion   US$                  739         649         410         987       2,785
                                                            -------------------------------------------------------
EBITDA                                     US$                4,802       4,600       6,287       3,689      19,378
Depreciation, amortization and depletion   US$                 (739)       (649)       (410)       (987)     (2,785)
                                                            -------------------------------------------------------
EBIT                                       US$                4,063       3,951       5,877       2,702      16,593
Non-operating result                       US$
Net financial result                       US$                  295         137         151          28         611
                                                            -------------------------------------------------------
Income before income tax and social        US$                4,358       4,088       6,028       2,730      17,204
contribution
Income tax and social contribution         US$               (1,402)     (3,854)     (1,479)     (1,140)     (7,875)
                                                            -------------------------------------------------------
Net income                                 US$                2,956         234       4,549       1,590       9,329
                                                            -------------------------------------------------------




                                      F-23




Pelletizing Affiliates - ITABRASCO (Additional information)                                                    in thousands
---------------------------------------------------------------------------------------------------------------------------
     Information                                                                                              2002
                                                                   1Q         2Q          3Q         4Q      Total

Quantity sold - external market              MT (thousand)         644          533          572              1,749
Quantity sold - internal market              MT (thousand)         233          169          243                645
                                                              ---------------------------------------------------------
Quantity sold - total                        MT (thousand)         877          702          815      -       2,394
                                                              =========================================================

Average sales price - external market        US$                 31.16        28.46        29.96              29.94
Average sales price - internal market        US$                 31.90        27.79        30.33              30.23
Average sales price - total                  US$                 31.35        28.30        30.06              30.02

Long-term indebtedness, gross                US$                18,023       17,133       15,504             15,504
                                                              ---------------------------------------------------------
Total indebtedness, gross                    US$                18,023       17,133       15,504      -      15,504
                                                              =========================================================
Stockholders' equity                         US$                26,771       24,055       20,177             20,177
                                                              =========================================================
Net operating revenues                       US$                27,552       19,766       25,650             72,968
Cost of products                             US$               (23,597)     (18,305)     (22,581)           (64,483)
Other expenses/revenues                      US$                (1,725)        (166)      (2,576)            (4,467)
Depreciation, amortization and depletion     US$                   126          142          233                501
                                                              ---------------------------------------------------------
EBITDA                                       US$                 2,356        1,437          726      -       4,519
Depreciation, amortization and depletion     US$                  (126)        (142)        (233)     -        (501)
                                                              ---------------------------------------------------------
EBIT                                         US$                 2,230        1,295          493      -       4,018
Non-operating result                         US$                     -            -
Net financial result                         US$                  (132)       3,102        5,109              8,079
                                                              ---------------------------------------------------------
Income before income tax and social          US$                 2,098        4,397        5,602      -      12,097
contribution
Income tax and social contribution           US$                  (864)      (2,135)      (1,900)            (4,899)
                                                              ---------------------------------------------------------
Net income                                   US$                 1,234        2,262        3,702      -       7,198
                                                              ---------------------------------------------------------


     Information                                                                                                    2001
                                                                 ---------------------------------------------------------
                                                                   1Q         2Q        3Q         4Q               Total
                                                                 ---------------------------------------------------------
Quantity sold - external market              MT (thousand)         497          579          471          700        2,247
Quantity sold - internal market              MT (thousand)         278          196          271          295        1,040
                                                                 ---------------------------------------------------------
Quantity sold - total                        MT (thousand)         775          775          742          995        3,287
                                                                 =========================================================
Average sales price - external market        US$                 31.13        31.96        31.80        31.67        31.63
Average sales price - internal market        US$                 31.29        32.66        31.50        32.44        31.93
Average sales price - total                  US$                 31.19        31.62        31.69        31.90        31.72

Long-term indebtedness, gross                US$                   503            -          407          522          522
                                                                 ---------------------------------------------------------
Total indebtedness, gross                    US$                   503            -          407          522          522
                                                                ==========================================================

Stockholders' equity                         US$                33,905       28,486       25,973                    25,973
                                                                ==========================================================
Net operating revenues                       US$                23,770       25,723       50,254       27,388       99,747
Cost of products                             US$               (20,080)     (20,290)     (41,102)     (21,628)     (81,472)
Other expenses/revenues                      US$                 2,638       (2,534)      (1,642)      (1,441)      (2,979)
Depreciation, amortization and depletion     US$                   136          147          126          104          513
EBITDA                                       US$                 6,464        3,046        7,636        4,423       15,809
Depreciation, amortization and depletion     US$                  (136)        (147)        (126)        (104)        (513)
                                                                 ---------------------------------------------------------
EBIT                                         US$                 6,328        2,899        7,510        4,319       15,296
Non-operating result                         US$
Net financial result                         US$                 1,345          793          905       (2,498)         545
                                                                 ---------------------------------------------------------
Income before income tax and social          US$                 7,673        3,692        8,415        1,821       15,841
contribution
Income tax and social contribution           US$                (2,496)      (5,032)        (320)      (1,087)      (7,848)
                                                                 ---------------------------------------------------------
Net income                                   US$                 5,177       (1,340)       8,095          734        7,993
                                                                 ---------------------------------------------------------


                                      F-24


Pelletizing Affiliates - NIBRASCO (Additional information)                                                            in thousands
-----------------------------------------------------------------------------------------------------------------------------------

     Information                                                                                         2002
                                                                 1Q          2Q          3Q      4Q     Total

Quantity sold - external market            MT (thousand)        407         686         290             1,383
Quantity sold - internal market - CVRD     MT (thousand)        584       1,544       1,520             3,648
Quantity sold - internal market - Others   MT (thousand)          9          27          32                68
                                                            --------------------------------------------------
Quantity sold - total                      MT (thousand)      1,000       2,257       1,842       -     5,099
                                                            ==================================================

Average sales price - external market      US$                30.25       30.88       27.39             29.96
Average sales price - internal market      US$                30.49       31.58       25.69             28.95
Average sales price - total                US$                30.39       31.36       25.96             28.69

Long-term indebtedness, gross              US$                3,600       2,400       2,400             2,400
Short-term indebtedness, gross             US$                2,484       2,400       2,436             2,436
                                                            --------------------------------------------------
Total indebtedness, gross                  US$                6,084       4,800       4,836       -     4,836
                                                            ==================================================

Stockholders' equity                       US$               30,547      27,653      21,419            21,419
                                                            ==================================================

Net operating revenues                     US$               30,929      66,759      51,746           149,434
Cost of products                           US$              (29,126)    (57,043)    (47,290)         (133,459)
Other expenses/revenues                    US$                 (735)       (765)       (115)           (1,155)
Depreciation, amortization and depletion   US$                  990       1,090       1,248             3,328
                                                            --------------------------------------------------
EBITDA                                     US$                2,058      10,041       5,589       -    18,148
Depreciation, amortization and depletion   US$                 (830)       (790)     (1,248)      -    (2,868)
                                                            --------------------------------------------------
EBIT                                       US$                1,228       9,251       4,341       -    15,280
Other expenses/revenues - non cash                            1,070       2,827       1,565             5,462
Non-operating result                       US$                    -           -
Net financial result                       US$               (1,216)     (1,407)        386            (2,237)
                                                            --------------------------------------------------
Income before income tax and social        US$               (1,058)      5,017       3,162       -     7,581
contribution
Income tax and social contribution         US$                 (186)     (2,120)     (1,451)           (3,757)
                                                            --------------------------------------------------
Net income                                 US$               (1,244)      2,897       1,711       -     3,824
                                                            --------------------------------------------------



     Information                                                                                               2001
                                                                 1Q          2Q          3Q          4Q       Total

Quantity sold - external market            MT (thousand)        806         559         514         432       2,311
Quantity sold - internal market - CVRD     MT (thousand)      1,169       1,572         929         871       4,541
Quantity sold - internal market - Others   MT (thousand)         35          38           -          68         141
                                                            -------------------------------------------------------
Quantity sold - total                      MT (thousand)      2,010       2,169       1,443       1,371       6,993
                                                            =======================================================

Average sales price - external market      US$                30.16       30.00       30.48       30.10       30.20
Average sales price - internal market      US$                30.41       31.00       28.57       26.66       29.70
Average sales price - total                US$                30.31       31.00       29.22       27.90       29.80

Long-term indebtedness, gross              US$                6,000       4,800       4,800       3,600       3,600
Short-term indebtedness, gross             US$                2,619       2,400       2,505       2,400       2,400
                                                            -------------------------------------------------------
Total indebtedness, gross                  US$                8,619       7,200       7,305       6,000       6,000
                                                            =======================================================

Stockholders' equity                       US$               31,793      31,793      31,793      31,793
                                                            =======================================================

Net operating revenues                     US$               61,181      66,499      43,126      37,635     208,441
Cost of products                           US$              (52,100)    (54,365)    (39,479)    (34,185)   (180,129)
Other expenses/revenues                    US$               (4,676)     (2,794)     18,762     (17,926)     (6,634)
Depreciation, amortization and depletion   US$                1,050       1,200       1,139       1,478       4,867
                                                            -------------------------------------------------------
EBITDA                                     US$                5,455      10,540      23,548     (12,998)     26,545
Depreciation, amortization and depletion   US$               (1,050)     (1,200)     (1,139)     (1,478)     (4,867)
                                                            -------------------------------------------------------
EBIT                                       US$                4,405       9,340      22,409     (14,476)     21,678
Other expenses/revenues - non cash                                                  (16,535)     (1,160)    (17,695)
Non-operating result                       US$
Net financial result                       US$                 (333)       (138)     (1,449)        544      (1,376)
                                                            -------------------------------------------------------
Income before income tax and social        US$                4,072       9,202       4,425     (15,092)      2,607
contribution
Income tax and social contribution         US$               (1,647)     (2,467)     (1,497)       (263)     (5,874)
                                                            -------------------------------------------------------
Net income                                 US$                2,425       6,735       2,928     (15,355)     (3,267)
                                                            -------------------------------------------------------



                                      F-25



Pelletizing Affiliates - SAMARCO (Additional information)                                                              in thousands
-----------------------------------------------------------------------------------------------------------------------------------


  Information                                                                                           2002
                                                                 1Q          2Q          3Q     4Q     Total

Quantity sold - total                      MT (thousand)      3,301       3,436       3,871      -    10,608
                                                            =================================================
Average sales price - total                US$                28.48       28.78       27.93      -     28.38

Long-term indebtedness, gross              US$               92,788      86,584      76,181           76,181
Short-term indebtedness, gross             US$              169,170     180,539     169,538          169,538
                                                            -------------------------------------------------
Total indebtedness, gross                  US$              261,958     267,123     245,719      -   245,719
                                                            =================================================

Stockholders' equity                       US$              454,472     332,500     219,941          219,941
                                                            =================================================

Net operating revenues                     US$               89,502      94,763      99,722          283,987
Cost of products                           US$              (48,379)    (48,222)    (46,416)        (143,017)
Other expenses/revenues                    US$               (8,410)     (3,272)     (5,146)         (16,828)
Depreciation, amortization and depletion   US$                5,882       6,508       5,036           17,426
                                                            -------------------------------------------------
EBITDA                                     US$               38,595      49,777      53,196      -   141,568
Depreciation, amortization and depletion   US$               (5,882)     (6,508)     (5,036)     -   (17,426)
EBIT                                       US$               32,713      43,269      48,160      -   124,142
Other expenses/revenues - non cash         US$                 (762)     (3,690)     (5,915)     -   (10,367)
Gain on investments accounted for by the   US$                  930      (4,606)    (13,647)     -   (17,323)
equity method
Net financial result                       US$               (6,460)    (37,008)    (51,757)     -   (95,225)
                                                            -------------------------------------------------
Income before income tax and social        US$               26,421      (2,035)    (23,159)     -     1,227
contribution
Income tax and social contribution         US$               (4,625)     (3,260)       (389)          (8,274)
                                                            -------------------------------------------------
Net income                                 US$               21,796      (5,295)    (23,548)          (7,047)
                                                            -------------------------------------------------



  Information                                                                                                  2001
                                                                 1Q          2Q          3Q          4Q       Total

Quantity sold - total                      MT (thousand)      3,399       2,919       2,312       2,571      11,201
                                                            =======================================================
Average sales price - total                US$                28.83       30.00       29.44       29.55       29.70

Long-term indebtedness, gross              US$              166,257     132,655     119,394     109,691     109,691
Short-term indebtedness, gross             US$              188,795     164,003     158,204     171,223     171,223
                                                            -------------------------------------------------------
Total indebtedness, gross                  US$              355,052     296,658     277,598     280,914     280,914
                                                            =======================================================

Stockholders' equity                       US$              447,177     431,353     355,487     355,487
                                                            =======================================================

Net operating revenues                     US$               97,575      83,480      65,725      81,001     327,781
Cost of products                           US$              (50,703)    (38,479)    (30,735)    (42,585)   (162,502)
Other expenses/revenues                    US$               (7,786)     (6,722)    (16,798)     15,987     (15,319)
Depreciation, amortization and depletion   US$                8,016       6,476       3,759       3,526      21,777
                                                            -------------------------------------------------------
EBITDA                                     US$               47,102      44,755      21,951      57,929     171,737
Depreciation, amortization and depletion   US$               (8,016)     (6,476)     (3,759)     (3,526)    (21,777)
EBIT                                       US$               39,086      38,279      18,192      54,403     149,960
Other expenses/revenues - non cash         US$               (2,304)     (1,307)     (1,743)     (7,689)    (13,043)
Gain on investments accounted for by the   US$               (1,560)     (1,785)     (3,643)      6,480        (508)
equity method
Net financial result                       US$              (31,269)    (20,125)    (52,000)     13,220     (90,174)
                                                            -------------------------------------------------------
Income before income tax and social        US$                3,953      15,062     (39,194)     66,414      46,235
contribution
Income tax and social contribution         US$               (1,344)     (3,164)        587      (5,874)     (9,795)
                                                            -------------------------------------------------------
Net income                                 US$                2,609      11,898     (38,607)     60,540      36,440
                                                            -------------------------------------------------------



                                      F-26





Indexes on Debt (Additional information)                                                                   in million

                                                                                09/30/02    09/30/01      12/31/01
                                                                                --------    ---------     --------
   Current liabilities
   Current portion of long-term debt - related parties ..............                  -          24            22
   Current portion of long-term debt - unrelated parties ............                443         236           274
   Short-term debt ..................................................                389         649           589
   Loans from related parties .......................................                 74         119           168
                                                                                --------    ---------     --------
                                                                                     906       1,028         1,053
   Long-term liabilities
   Long-term debt - related parties .................................                  -         101           156
   Long-term debt - unrelated parties ...............................              2,637       2,010         2,014
   Loans from related parties .......................................                 36           4            21
                                                                                --------    ---------     --------
                                                                                   2,673       2,115         2,191
                                                                                --------    ---------     --------
   Gross Debt .......................................................              3,579       3,143         3,244
                                                                                ========    =========     ========

   Gross interest ...................................................                169         196           242
   Gross interest - annual estimated ................................                225         242             -
   EBITDA ...........................................................              1,383       1,387         1,772
   EBITDA - annual estimated ........................................              1,844       1,772             -
   EBITDA/Gross interest - annual estimated .........................               8.20        7.32          7.32
   Gross Debt/EBITDA - annual estimated .............................               1.94        1.77          1.83




Financial Result, net                                                                                 in million


                                                                            09/30/02     09/30/01          12/31/01
                                                                            --------     ---------         --------
   Financial expenses
   Local debt ......................................................            (35)         (49)              (64)
   Foreign debt ....................................................           (126)        (131)             (140)
   Related parties, net ............................................             (8)         (16)              (38)
                                                                            --------     ---------         --------
                                                                               (169)        (196)             (242)
   Labor and civil claims and tax-related actions ..................            (58)         (22)              (28)
   Tax on financial transactions CPMF / COFINS .....................            (11)         (17)              (38)
   Derivatives .....................................................            (67)         (40)              (36)
   Valia - Shares CSN x IGP-DI .....................................            (42)            -                 -
   Others ..........................................................             (5)          (5)              (25)
                                                                            --------     ---------         --------
                                                                               (352)        (280)             (369)
                                                                            --------     ---------         --------
   Financial income
   Markatable securities ...........................................              44           36               105
   Others ..........................................................              43           44                30
 ...................................................................              87           80               135
                                                                            --------     ---------         --------
   Financial expenses, net .........................................            (265)        (200)             (234)
                                                                            --------     ---------         --------
   Monetary and exchange variation on liabilities ..................          (1,505)      (1,124)             (648)
   Monetary and exchange variation on assets .......................             679          464               289
                                                                            --------     ---------         --------
   Monetary and exchange variation, net ............................            (826)        (660)             (359)
                                                                            --------     ---------         --------
   Financial result, net ...........................................          (1,091)        (860)             (593)
                                                                            ========     =========         ========


                                      F-27





Members of the Board of Directors, Audit Committee, Chief Executive Officer and Executive Directors


Board of Directors                                          Chief Executive Officer
                                                            Roger Agnelli
Luiz Tarquinio Sardinha Ferro
Chairman                                                    Executive Officer (Finance and
                                                            Investor Relations)
Erik Persson                                                Fabio de Oliveira Barbosa

Renato Augusto Zagallo Villela dos Santos                   Executive Officer (Planning and Control)
                                                            Gabriel Stoliar
Francisco Valadares Povoa

Joao Moises Oliveira                                        Executive Officer (Human Resources and


                                                            Corporate Services)

Jose Marques de Lima                                        Carla Grasso

Octavio Lopes Castello Branco Neto
                                                            Executive Officer (Ferrous Minerals)
Renato da Cruz Gomes                                        Armando de Oliveira Santos Neto

Romeu do Nascimento Teixeira
                                                            Executive Officer (Logistics)
                                                            Guilherme Rodolfo Laager
Audit Commitee

Claudio Bernardo Guimaraes de Moraes                        Executive Officer (Holdings and
                                                            Business Development)
Eliseu Martins                                              Antonio Miguel Marques

Marcos Fabio Coutinho
                                                            Executive Officer (Non-Ferrous)
Pedro Carlos de Mello                                       Diego Cristobal Hernandez Cabrera

Ricardo Wiering de Barros


                        Eduardo de Carvalho Duarte     Otto de Souza Marques Junior
                        Chief Accountant               Head of Control Department
                        CRC-RJ 57439


                                      F-28


                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                               (Registrant)


Date:  November 15, 2002

                                           By: /s/ Fabio de Oliveira Barbosa
                                               -----------------------------
                                                 Fabio de Oliveira Barbosa
                                                 Chief Financial Officer